P.E 12/31/05

AR/S

1-6627

06048496

MICHAEL BAKER CORPORATION

2005 Annual Report


SEC MAIL PROCESSING
RECEIVED
OCT 30 2006
WASH, D.C.
210
SECTION

Baker

Table of Contents

Michael Baker Corporation (Amex:BKR) provides engineering and operations and maintenance services for its clients' most complex challenges worldwide. The firm's primary practice areas are aviation, environmental, facilities, geospatial information technologies, pipelines & telecommunications, transportation, water/wastewater, and oil & gas. With more than 5,000 employees in over 40 offices across the United States and internationally, Baker is focused on providing services that span the complete life cycle of infrastructure and managed asset projects. (http://www.mbakercorp.com)

Financial Summaries

Financial Summary (Amounts in millions, except per share information)

	2005	2004*	2003*
Revenues	**$579.3**	$552.0	$426.8
Income from Operations	**16.9**	18.9	5.7
Net Income/(loss)	**5.1**	8.4	(0.8)
Diluted Earnings/(loss) Per Share	**0.58**	0.98	(0.10)
Shareholders' Investment	**79.8**	74.8	64.3
Total Backlog at Year End	**$ 1,322.0**	$ 1,400.0	$ 720.7

Segment Summary (Amounts in millions)

	2005	2004*	2003*
Revenues			
Engineering	**$371.1**	$343.3	$250.6
Energy	**208.2**	208.7	176.2
Total Revenues	**$579.3**	$552.0	$426.8
Income from Operations			
Engineering	**$26.6**	$21.9	$6.4
Energy	**(6.0)**	(2.0)	0.7
Corporate	**(3.7)**	(1.0)	(1.4)
Total Income from Operations	**$16.9**	$18.9	$5.7

* *Indicates restated financial results. See Note 2 to our consolidated financial statements in the included Form 10-K for a discussion of the restatement.*

Note with respect to Forward-Looking Statements: This Annual Report on Form 10-K, and in particular the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of Exhibit 13.1 hereto, which is incorporated by reference into Item 7 of Part II, contains forward-looking statements concerning our future operations and performance. Forward-looking statements are subject to market, operating and economic risks and uncertainties that may cause our actual results in future periods to be materially different from any future performance suggested herein. Factors that may cause such differences include, among others: increased competition; increased costs; changes in general market conditions; changes in industry trends; changes in the regulatory environment; changes in our relationship and/or contracts with the Federal Emergency Management Agency ("FEMA"); changes in anticipated levels of government spending on infrastructure, including the Safe, Accountable, Flexible, Efficient Transportation Equity Act-A Legacy for Users ("SAFETEA-LU"); changes in loan relationships or sources of financing; changes in management; changes in information systems; and costs to comply with the requirements of the Sarbanes-Oxley Act of 2002. Such forward-looking statements are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Message to Shareholders

From a financial perspective, Baker had a difficult time in 2005 and early 2006, working through tax and accounting issues and restating our earnings, the details of which you can read about in the enclosed SEC Form 10-K. We have actively addressed these issues and are focused on related process improvements to avoid any reoccurrence.

Now, it is time to focus on the future. The markets for our services remain strong, we are well positioned for growth, and we are confident in our ability to capitalize on the opportunities in both our Engineering and Energy businesses. Our backlog at the end of second quarter of this year was a near record high of $1.37 billion.

Engineering looks particularly strong in the transportation and federal market sectors. We have been successful in winning several new transportation-related contract awards since the enactment of the SAFETEA-LU legislation last year, and we anticipate that project activity will remain robust for the remainder of 2006 and throughout 2007.

Moreover, growing numbers of retirements within state transportation departments, continued privatization of state highway assets, and toll road expansion, have generated increased demand for Baker's services. Our acquisition of Buck Engineering, P.C., expands Baker's presence in North Carolina as well as our access to the rapidly growing stream and wetlands restoration business. Our federal sector clients such as the Federal Emergency Management Agency, US-VISIT, and the Department of Defense continue to rely heavily on us to provide high-value program management and other services.

The Energy business continues to expand through onshore operations and maintenance (O&M) of coal bed methane projects such as Huber Energy and Storm Cat Energy in Wyoming's Powder River Basin, which highlight Baker's expertise in program management, engineering, and consulting services. Major domestic energy projects such as those we recently received in Alabama and Alaska drive growth in a market reliant on Baker's expertise. Current energy prices have spurred exploration and production projects, both domestically and internationally, again playing to our strengths as a highly skilled and experienced O&M partner. Safety is extremely critical for both our employees and our clients in this industry, and our being awarded the 2005 National SAFE Award by the Minerals Management Service is evidence of our strong commitment to health, safety, and environmental compliance.

We have experienced change among our board of directors, most notably with the passing of Tom Larson, a good friend and a valued director for 13 years. We welcome to the board our newest director, General (Ret.) Robert H. Foglesong, and a returning director, Pam Pierce. We believe their blending of experience and insight will benefit Baker and its shareholders for years to come.

As you know, Don Fusilli has left the company. I am confident that the committee of external Board members appointed to conduct an internal and external search for a successor will select the appropriate person to provide the leadership needed to address both the opportunities and challenges we have before us as an organization. In the interim, I am serving as Chief Executive Officer. I assure you that my resolve in leading this outstanding company to higher levels of success and profitability is steadfast.

I appreciate your continued support, patience, and understanding as we work to grow this company, meet or exceed our clients' expectations, and create value for our shareholders, both public and employee.

Sincerely,

Richard L. Shaw
Chairman and
Chief Executive Officer

Board of Directors

RICHARD L. SHAW

Chairman and Chief Executive Officer, Michael Baker Corporation (1966). Dick has served with Baker in various capacities for more than 50 years. (1)

ROBERT N. BONTEMPO, Ph.D.

Professor at Columbia University School of Business (1997). Bob joined Columbia in 1989 as assistant professor and was named associate professor in 1994. (2) (3)

NICHOLAS P. CONSTANTAKIS, CPA

Retired Partner, Andersen Worldwide, SC (1999). Nick spent more than 36 years with Andersen, including 25 as a Partner, working with clients in an array of industries such as engineering, investments, manufacturing, and health care. (2) (3) (4)

WILLIAM J. COPELAND

Retired Vice Chairman, PNC Financial Corporation (1983). Bill was with Pittsburgh National Bank for more than 30 years, including 11 as Vice Chairman. He served as Baker's Chairman from 1984 to 1992. (1) (4)

GENERAL (Ret.) ROBERT H. FOGLESONG

President of Mississippi State University (2006). Bob recently retired (February 2006) from the U.S. Air Force (USAF) as a four-star General, where he was Commander, United States Air Forces Europe. His previous positions in the Air Force include vice commander of the entire USAF. He is the head of the Appalachian Leadership and Education Foundation, headquartered in Charleston, W.Va.

ROY V. GAVERT, JR.

Retired Executive Vice President, Westinghouse Electric Corporation (1988). Roy spent 34 years with Westinghouse, including 20 in executive management positions. (2) (4)

JOHN E. MURRAY, JR., S.J.D.

Chancellor and Professor of Law at Duquesne University (1997). John formerly served as President of Duquesne from 1988 to 2001. Previously, he was a Distinguished Service Professor at the University of Pittsburgh and Dean of the Villanova University School of Law. (1) (3)

PAMELA S. PIERCE

Most recently, President of Huber Energy, an operating company of J.M. Huber Corporation (2000-2001) (2004). Pam is a 28-year veteran of the oil and gas industry, having held a variety of leadership and managerial positions with Mirant Americas Energy Capital and Production Company, ARCO Oil and Gas Company, ARCO Alaska and Vastar Resources. (5)

Corporate Management

RICHARD L. SHAW
Chairman and Chief Executive Officer

WILLIAM P. MOONEY
Executive Vice President and Chief Financial Officer

H. JAMES MCKNIGHT, J.D.
Executive Vice President, General Counsel and Secretary

MONICA L. IURLANO
Executive Vice President and Chief Resource Officer

CRAIG O. STUVER, CPA
Senior Vice President and Corporate Controller

ANDREW VERONE
Senior Vice President and Chief Information Officer

BRADLEY L. MALLORY
President - Engineering

JAMES B. RICHARDS, JR., P.E.
Executive Vice President - Engineering

DAVID J. GREENWOOD, P.E.
Senior Vice President - Engineering

JOHN D. WHITEFORD
Executive Vice President - Acting General Manager, Energy

JAMES R. JOHNSON
Senior Vice President - Energy

JOHN N. HICKMAN
Senior Vice President - Energy

(xxxx) Board Membership Date
(1) Executive Committee
(2) Audit Committee
(3) Compensation Committee
(4) Governance and Nominating Committees
(5) Health, Safety, Environmental and Compliance Committee

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005

Commission file number 1-6627

MICHAEL BAKER CORPORATION

(Exact name of Company as specified in its charter)

Pennsylvania *(State or other jurisdiction of incorporation or organization)*	**25-0927646** *(I.R.S. Employer Identification No.)*
Airside Business Park, 100 Airside Drive, Moon Township, PA *(Address of principal executive offices)*	**15108** *(Zip Code)*

Company's telephone number, including area code:
(412) 269-6300

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of Each Exchange on Which Registered
Common Stock, par value $1 per share	**American Stock Exchange**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☑

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Company's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Company is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined in Exchange Act Rule 12b-2).

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐

Indicate by check mark if the registrant is a shell company of the Act (as defined in Rule 12b-2) of the Act). Yes ☐ No ☑

The aggregate market value of Common Stock held by non-affiliates as of June 30, 2005 (the last business day of the Company's most recently completed second fiscal quarter) was $115.0 million. This amount is based on the closing price of the Company's Common Stock on the American Stock Exchange for that date. Shares of Common Stock held by executive officers and directors of the Company and by the Company's Employee Stock Ownership Plan are not included in the computation.

As of June 30, 2006, the Company had 8,499,988 outstanding shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts of Form 10-K into which Document is Incorporated
Financial Section of Annual Report to Shareholders for the year ended December 31, 2005	I, II

MICHAEL BAKER CORPORATION
FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

TABLE CONTENTS

Note with respect to Forward-Looking Statements:

This Annual Report on Form 10-K, and in particular the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of Exhibit 13.1 hereto, which is incorporated by reference into Item 7 of Part II, contains forward-looking statements concerning our future operations and performance. Forward-looking statements are subject to market, operating and economic risks and uncertainties that may cause our actual results in future periods to be materially different from any future performance suggested herein. Factors that may cause such differences include, among others: increased competition; increased costs; changes in general market conditions; changes in industry trends; changes in the regulatory environment; changes in our relationship and/or contracts with the Federal Emergency Management Agency ("FEMA"); changes in anticipated levels of government spending on infrastructure, including the Safe, Accountable, Flexible, Efficient Transportation Equity Act — A Legacy for Users ("SAFETEA-LU"); changes in loan relationships or sources of financing; changes in management; changes in information systems; and costs to comply with the requirements of the Sarbanes-Oxley Act of 2002. Such forward-looking statements are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Explanatory Note

In this Form 10-K, the terms "we," "us," or "our" refer to Michael Baker Corporation and its subsidiaries.

As discussed in Note 2 to the accompanying consolidated financial statements included in Exhibit 13.1, this Annual Report on Form 10-K includes the restatement of our consolidated financial statements for the years ended December 31, 2004 and 2003. The impact of these errors also required the restatement of our Selected Financial Data included in Exhibit 13.1 for the 2001 and 2002 fiscal years.

PART I

ITEM 1. *BUSINESS*

General

Michael Baker Corporation ("we," "us," or "our") was founded in 1940 and organized as a Pennsylvania corporation in 1946. Today, through our operating subsidiaries, we provide engineering and energy expertise for public and private sector clients worldwide.

Information regarding the amounts of revenues, income from operations before Corporate overhead allocations, total assets, capital expenditures, and depreciation and amortization expense attributable to our reportable segments is contained in Note 5 to the consolidated financial statements, which is included within Exhibit 13.1 to this Form 10-K. Such information is incorporated herein by reference.

According to the annual listings published in 2006 by *Engineering News Record* magazine, based on total engineering revenues for 2005, we ranked 37th among the top 500 U.S. design firms; 13th among "pure design" firms; 24th among program management firms; 11th in water and water supply, including 21st in sanitary and storm sewers; 25th among site assessment and compliance firms; 16th among transportation design firms, including 22nd in highways, 11th in bridges and 25th in airports; 31st among construction management-for-fee firms; 19th in transmission lines and aqueducts; 17th in pipelines (petroleum); 10th in distribution and warehouses (general building); and 60th among environmental firms. In addition, we believe that we are one of the largest providers of outsourced operations and maintenance services to the energy industry in the Gulf of Mexico.

Strategy

Our strategy is based on four concepts: maximizing growth, optimizing profitability, innovating and leveraging.

Maximizing growth — We seek to maximize growth by securing larger and more complex projects and program management opportunities in both the Engineering and Energy segments in the United States and abroad. The addition of the Multi-hazard flood mapping and modernization program ("MHFMM") with FEMA is a prime example of our execution of this concept.

Optimizing profitability — We seek to optimize our profitability through long-term, performance based contracting vehicles. This strategy is evident in our recent wins, including contracts such as the FEMA contract mentioned above for the Engineering segment, and the onshore managed services contracts for the Energy segment.

Innovating — We strive to constantly and consistently innovate ways to deliver services to our clients. We utilize mapping and geographic information technology in a number of innovative ways, including the estimates to damage of homes and other facilities in the aftermath of Hurricane Katrina.

Leveraging — We strive to leverage our expertise in the Engineering and Energy segments to enhance our competitive position with customers. This is most evident in Sheridan, Wyoming, where we have brought both segments together to assist our client there in the safe, efficient and compliant production of coal bed methane gas.

Business Segments

Our business segments have been determined based on how executive management makes resource decisions and assesses our performance. Our two reportable segments are Engineering and Energy. Information regarding these business segments is contained in Management's Discussion and Analysis of Financial Condition and Results of Operations, which is included within Exhibit 13.1 to this Form 10-K. Such information is incorporated herein by reference.

The following briefly describes our business segments:

Engineering — Our Engineering segment provides a variety of design and related consulting services, principally in the U.S. Such services include program management, design-build, construction management, consulting, planning, surveying, mapping, geographic information systems, architectural and interior design, construction inspection, constructability reviews, site assessment and restoration, strategic regulatory analysis, regulatory compliance, and advanced management systems. The Engineering segment has designed a wide range of projects, such as highways, bridges, airports, busways, corporate headquarters, data centers, correctional facilities and educational facilities. This segment also provides services in the water/wastewater, pipeline, emergency and consequence management, resource management, and telecommunications markets. This segment is susceptible to upward and downward fluctuations in federal and state government spending.

Our transportation services have benefited from the U.S. government's federal transportation infrastructure legislation (SAFETEA-LU) in recent years. Additionally, we have benefited from increased federal government spending in the Departments of Defense and Homeland Security, including FEMA, US-VISIT and the Coast Guard. We partner with other contractors to pursue selected design-build contracts, which continue to be a growing project delivery method within the transportation and civil infrastructure markets.

Energy — Our Energy segment provides a full range of services to operating energy production facilities worldwide. This segment's comprehensive services range from complete outsourcing solutions to specific services such as training, personnel recruitment, pre-operations engineering, maintenance management systems, field operations and maintenance, procurement, and supply chain management. The Energy segment serves both major and smaller independent oil and gas producing companies, but does not pursue exploration opportunities for our own account or own any oil or natural gas reserves.

One delivery method employed by the segment is Managed Services, an operating model that has broadened the Energy segment's service offerings in the offshore Gulf of Mexico and the onshore United States. This model has the potential to enhance our operating margins as well as our clients'. Onshore, we have taken over full managerial and administrative responsibility for clients' producing properties. Offshore, the segment has organized a network of marine vessels, helicopters, shore bases, information technology, safety and compliance systems, specialists, and a leadership team that manages the sharing of resources, thereby resulting in improved profitability for participants. Presently, we are working under Managed Services agreements with oil and gas producers in the Gulf of Mexico and in the Powder River Basin in Wyoming and Montana.

The segment also operates in over a dozen foreign countries, with major projects in Venezuela, Thailand, Trinidad, Algeria and Nigeria. The local political environment in certain of these countries subjects our related trade receivables, due from subsidiaries of major oil companies, to lengthy collection delays. Based upon past experience with these clients, after giving effect to our related allowance for doubtful accounts balance at December 31, 2005, we believe that these receivable balances will be fully collectible. This segment also has exposure to currency related gains and losses but a substantial amount of our foreign transactions are settled in the same currency, thereby greatly reducing our exposure to material currency transaction gains and losses.

Domestic and Foreign Operations

For the years ended December 31, 2005, 2004 and 2003, approximately 88%, 88% and 87% of our total contract revenues, respectively, were derived from work performed for U.S.-based clients within the United States. Further financial information regarding our domestic and foreign operations is contained in Notes 5 and 12 to the consolidated financial statements, which are included within Exhibit 13.1 to this Form 10-K. Such information is incorporated herein by reference. Of our domestic revenues, the majority comprises engineering work performed in the Mid-Atlantic region of the U.S. and operations and maintenance work performed by our Energy segment in Texas, Louisiana, Wyoming, Montana and the Gulf of Mexico. Our international revenues are derived primarily from our Energy segment.

Backlog

(In millions)	December 31, 2005	December 31, 2004
Engineering	$1,109.2	$1,115.2
Energy	212.6	284.3
Total	$1,321.8	$1,399.5

Our backlog consists of that portion of uncompleted work that is represented by signed or executed contracts. Most of our contracts with the Federal government and other clients may be terminated at will, or option years may not be exercised; therefore, no assurance can be given that all backlog will be realized. Of our total backlog at December 31, 2005, amounts totaling $183 million and $165 million are expected to be recognized as revenue within the next year by our Engineering and Energy segments, respectively.

As of December 31, 2005 and 2004, $566 million and $678 million of our backlog, respectively, relates to a $750 million contract in the Engineering segment to assist FEMA in conducting a large-scale overhaul of the nations flood hazard maps, which commenced late in the first quarter of 2004. This contract includes data collection and analysis, map production, product delivery, and effective program management; and seeks to produce digital flood hazard data, provide access to flood hazard data and maps via the Internet, and implement a nationwide state-of-the-art infrastructure that enables all-hazard mapping. Due to the task order structure of the contract, realization of the timing and amount of the original contract value of $750 million remains difficult to predict. FEMA has identified specific program objectives and priorities which it intends to accomplish under this program. As the initial task orders are completed and progress against objectives is measured, we will become better able to predict realization of this contract award. We may at a time in the future reduce the backlog accordingly.

In our Energy segment, we also consider purchase orders from clients for labor services as backlog. These purchase orders typically have a twelve-month term and amounts recorded as revenues on a periodic basis are reduced from backlog. Most purchase orders have cancellation clauses with thirty-day notice provisions. Oil and gas industry merger, acquisition and divestiture programs affecting our clients can result in increases or decreases in our Energy segment's backlog.

There is no direct correlation between our total backlog amounts and our annual total contract revenues. Further, our backlog amounts do not represent a guarantee of future revenues or results of operations. In the case of multi-year contracts, total contract revenues are spread over several years and correspond to the timing of the contract rather than our fiscal year. Many multi-year contracts, particularly with agencies of the U.S. government, provide for optional renewals on the part of the customer. Our experience has been that these optional contract renewals have generally been exercised. Engineering backlog generally is highest during the last quarter of our fiscal year because that corresponds to the first quarter of the U.S. government's fiscal year, which is when many government contract renewals occur.

Significant Customers

Contracts with various branches of the U.S. government accounted for 31%, 26% and 17% of our total contract revenues for the years ended December 31, 2005, 2004 and 2003, respectively. Our contracts with FEMA accounted for approximately 20% and 15% of our revenues in 2005 and 2004, respectively. No individual customer accounted for more than 10% of our total contract revenues in 2003.

Competitive Conditions

Our business is highly competitive with respect to all principal services we offer. Our Engineering and Energy segments compete with numerous public and private firms that provide some or all of the services that we provide. In the Engineering segment, our competitors range from large national and international firms such as Parsons Brinkerhoff Inc., CH2M Hill Companies, PBS&J, Tetra Tech, URS Corporation and CDM to a vast number of smaller, more localized firms. In the Energy segment, we compete with units of the Wood Group and Bristow Group.

The competitive conditions in our businesses relate to the nature of the contracts being pursued. Public-sector contracts, consisting mostly of contracts with federal and state governmental entities, are generally awarded through a competitive process, subject to the contractors' qualifications and experience. Our business segments employ cost estimating, scheduling and other techniques for the preparation of these competitive bids. Private-sector contractors compete primarily on the basis of qualifications, quality of performance and price of services. Most private and public-sector contracts for professional services are awarded on a negotiated basis.

We believe that the principal competitive factors (in various orders of importance) in the areas of services we offer are quality of service, reputation, experience, technical proficiency, local geographic presence and cost of service. We believe that we are well positioned to compete effectively by emphasizing the quality of services we offer and our widely known reputation in providing professional engineering services in the Engineering segment and technical and operations and maintenance services in the Energy segment. We are also dependent upon the availability of staff and our ability to recruit.

Seasonality

Based upon our experience, our Engineering segment's total contract revenues and income from operations have historically been lower for our first fiscal quarter than for the remaining quarters due to the effect of winter weather conditions, particularly in the Mid-Atlantic and Midwest regions of the United States. Typically, these seasonal weather conditions unfavorably impact our performance of construction management services. Our Energy segment is not as directly impacted by seasonal weather conditions.

Personnel

At December 31, 2005, we had 4,817 total employees. Of this year-end 2005 total, our Engineering segment had 2,217 employees, our Energy segment had 2,546 employees, and our Corporate staff included 54 employees. Certain employees of our 53%-owned Nigerian subsidiary are subject to an industry-based in-country collective bargaining agreement. The remainder of our workforce is not subject to collective bargaining arrangements. We believe that our relations with our employees are good.

Executive Officers

The following represents a listing of our executive officers as of December 31, 2005.

Donald P. Fusilli, Jr. — Age 54; President and Chief Executive Officer since April 2001. Mr. Fusilli has been employed by us in various capacities since 1973, including President and Chief Operating Officer from 2000 to 2001, and Executive Vice President of our Energy segment from 1994 to 2000.

William P. Mooney — Age 55; Executive Vice President and Chief Financial Officer since June 2000. Prior to joining us, Mr. Mooney served as Executive Vice President and Chief Financial Officer of FEI Company in Hillsboro, Oregon, a global supplier of capital equipment to the semiconductor and data storage industries, from 1999 to June 2000.

H. James McKnight — Age 61; Executive Vice President, General Counsel and Secretary since June 2000. Mr. McKnight has been employed by us since 1995, serving as Senior Vice President, General Counsel and Secretary from 1998 to 2000 and as Vice President, General Counsel and Secretary from 1995 to 1998.

Monica L. Iurlano — Age 48; Executive Vice President and Chief Resources Officer since May 2002. Ms. Iurlano previously served as Vice President of Human Resources with L.B. Foster from 1999 to May 2002. Prior to joining L.B. Foster, Ms. Iurlano served in various management positions at Highmark Blue Cross Blue Shield from 1995 to 1999. Ms. Iurlano was also previously employed by us from 1992 to 1995 as our Benefits Manager.

Craig O. Stuver — Age 45; Senior Vice President, Corporate Controller, Treasurer and Chief Accounting Officer since April 2001. Prior to joining us, Mr. Stuver served as a vice president of finance for Marconi Communications from September 2000 to April 2001. Mr. Stuver was also previously employed by us from 1992 to 2000, serving in various capacities including Senior Vice President, Corporate Controller and Treasurer briefly in 2000 and as Vice President, Corporate Controller and Assistant Treasurer from 1997 to 2000.

Bradley L. Mallory — Age 53; President of our Engineering segment since October 2003. Mr. Mallory previously served as a Senior Vice President from March 2003 through September 2003. Prior to joining us, Mr. Mallory worked in various management capacities with the Pennsylvania Department of Transportation, including Department Secretary from 1995 to 2003.

Richard W. Giffhorn — Age 56; President of our Energy segment since September 2002. Prior to joining our Energy segment, Mr. Giffhorn was a self-employed consultant in 2001 and 2002, and previously served as Vice President of Operations for Baker Hughes INTEQ in Houston, Texas, from 1993 to 2000. In June 2006, Mr. Giffhorn resigned from his executive officer position.

John D. Whiteford — Age 46; Executive Vice President of Michael Baker Jr., Inc., a subsidiary, and Manager of our North Region since June 2000. Mr. Whiteford previously served in various capacities with us since 1983, including Vice President of our Energy segment from 1997 to 2000.

James B. Richards — Age 59; Executive Vice President of Michael Baker Jr., Inc. and Manager of our South Region since June 2000. Since joining us in 1996, Mr. Richards served as Vice President of Michael Baker Jr., Inc. and Regional Manager of our Southeast Region from 1996 to 2000.

Rex P. Doyle — Age 47; Senior Vice President of our Energy segment since September 2003. Mr. Doyle also served as Vice President of Sales and Marketing for our Energy segment from September 2002 to September 2003 and held various management positions at the Corporate level from August 2000 through August 2002. Prior to joining us in August 2000, Mr. Doyle served as Director of Account Management for Enron from 1999 to July 2000. In April 2006, Mr. Doyle resigned from his executive officer position.

Our executive officers serve at the discretion of the Board of Directors and are elected by the Board or appointed annually for a term of office extending through the election or appointment of their successors.

Available Information

Our Internet website address is www.mbakercorp.com. We post our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and all amendments to those reports to our website as soon as reasonably practicable after such reports are electronically filed with the Securities and Exchange Commission. These reports and any amendments to them are also available at the website of the Securities and Exchange Commission ("SEC"), http://www.sec.gov. We also post press releases, earnings releases, the Code of Ethics for Senior Officers and the Charters related to the Governance and Nominating Committee, Audit Committee and Compensation Committee to our website. Our website and the information contained on it are not incorporated by reference into this Form 10-K.

ITEM 1A. *RISK FACTORS*

In addition to other information referenced in this report, we are subject to a number of specific risks outlined below. If any of these risks or uncertainties actually occur, our business, financial condition, results of operations and cash flows, and the market price of our common stock could be materially affected.

Changes and fluctuations in the U.S. government's spending priorities could materially affect our future revenue and growth prospects.

Our primary customers, which compose a substantial portion of our revenue and backlog, include agencies of the U.S. federal government and state and local governments and agencies that depend on funding or partial funding provided by the U.S. federal government. Consequently, any significant changes and fluctuations in the government's spending priorities as a result of policy changes or economic downturns may directly affect our future revenue streams.

Additionally, reduced spending by the U.S. government may create competitive pressure within our industry which could result in lower revenues and margins in the future.

Our ability to attract, train, and retain professional personnel of the highest quality is a competitive advantage. Our future inability to do so would adversely affect our competitiveness.

Our contract obligations in our engineering and energy markets are performed by our staff of well-qualified engineers, technical professionals, and management personnel. Our future growth potential requires the effective attraction, training, and retention of these employees. Our inability to retain these well-qualified personnel and recruit additional well-qualified personnel would adversely affect our business performance and limit our ability to perform new contracts.

Due to the nature of the work we perform to complete engineering and energy contracts, we are subject to potential liability claims and contract disputes.

Our engineering and energy contracts often involve large projects where design, construction, or systems failures could result in substantially large or punitive damages for which we could have liability. We maintain insurance coverage through various policies which are intended to reduce our financial exposure to any potential liabilities or future claims.

We may also experience a delay or withholding of payment for services due to performance disputes. If we are unable to resolve these disputes and collect these payments, we would incur profit reductions and reduced cash flows.

We are subject to procurement laws and regulations associated with our government contracts. If we do not comply with these laws and regulations, we may be prohibited from completion of our existing government contracts or suspended from government contracting and subcontracting for some period of time.

Our compliance with the laws and regulations relating to the formation, administration, and performance of these contracts is dependent upon our ability to ensure that we properly design and execute compliant procedures.

Our termination from any of our larger government contracts or suspension from future government contracts for any reason would result in material declines in expected revenue.

We are subject to routine U.S. government audits related to our government contracts. If audit findings are unfavorable, we could experience a reduction in our profitability.

Our government contracts are subject to audit by the U.S. government. These audits may result in the determination that certain costs claimed as reimbursable are not allowable or have not been properly allocated to government contracts according to federal government regulations.

We are subject to audits for several years after payment for services has been received. Based on these audits, the U.S. government may adjust or seek reimbursement for previously paid amounts. As a result, we could experience negative effects to our revenue, profits, and cash flow.

We are subject to unpredictable economic cycles. A weakening of domestic and international economies may result in a reduction in our revenues, profits, and financial condition.

Our engineering and energy services are affected by the overall level of economic activity within our target markets. Economic activity is subject to volatility that is due to a variety of factors that are beyond our control.

Our private and government clients may change spending priorities due to economic downturns. Additionally, downturns may result in delayed or failed payments by some customers as well as delays in committing to new contracts.

Our inability to continue to win or renew government contracts could result in material reductions in our revenues and profits.

We have increased our contract activity with the U.S. federal government in recent years.

If our relationship or reputation with the federal government deteriorates for any reason and affects our ability to win new contracts or renew existing ones, we could experience a material revenue decline.

Our involvement in partnerships exposes us to additional legal and market reputation damages.

Our methods of service delivery include partnerships and other ventures. If our partners fail to perform in a satisfactory and timely manner, we may be exposed to claims for damages that are a result of a partner's performance. We could also suffer contract termination and damages to our reputation as a result of a partner's performance.

We are engaged in highly competitive markets that pose challenges to continued revenue growth.

Our business is characterized by competition for contracts within the government and private sectors in which service contracts are typically awarded through competitive bidding processes. We compete with a large number of other service providers who offer the principal services we offer. In this competitive environment, we must provide technical proficiency, quality of service, and experience to ensure future contract awards and revenue and profit growth.

Our dependence on other contractors and subcontractors increases profit uncertainty for our individual contracts.

Our service delivery model frequently includes subcontracts, joint ventures, and other contractual agreements with other contractors and subcontractors when bidding for and completing projects. If our partners are unable to provide quality services in a timely manner, our ability to perform the contracted services and meet expected profit levels could be compromised.

Our international business operations are subject to unique risks and challenges that create increased uncertainty in these markets.

Our international operations are subject to unique risks. These risks can include: potentially dynamic political and economic environments; civil disturbances, unrest, or violence; volatile labor conditions due to strikes and general difficulties in staffing international operations with highly qualified personnel; and logistical and communication challenges.

We also could be subject to exposure to liability due to the Foreign Corrupt Practices Act.

Our goodwill or other intangible assets could become impaired and result in a material reduction in our profits.

We have made acquisitions which have resulted in the recording of goodwill and intangible assets within our organization. If these assets become impaired, a material write-off in the required amount would lead to reductions in our profits.

We use "percentage-of-completion" accounting methods for many of our projects. This method may result in volatility in stated revenues and profits.

Our revenues and profits for many contracts are recognized ratably over the life of those contracts as work is performed. This rate is based primarily on the proportion of labor costs incurred to date to total labor costs projected to be incurred for the entire project. The potential for material profit revisions exists should the total labor cost to complete a project or percentage of the project that is completed be inaccurately estimated.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

With respect to comments received from the staff of the Securities and Exchange Commission on our periodic and current reports required under the Securities Act of 1933, no staff comments currently remain unresolved.

ITEM 2. *PROPERTIES*

In January 2003, we relocated our headquarters offices to Moon Township, Pennsylvania. This building, which we lease, has approximately 117,000 square feet of office space and is used by our Corporate and Engineering staff. Our Engineering and Energy segments primarily occupy leased office space in stand-alone or multi-tenant buildings at costs based on prevailing market prices at lease inception. In addition to our Moon Township offices, our Engineering segment also has a major leased office in Alexandria, VA, and leases other office space totaling approximately 473,000 square feet in the U.S. and Mexico. Likewise, our Energy segment has its principal offices in Houston, TX, and leases office space totaling approximately 102,000 square feet in the U.S. and abroad. These leases expire at various dates through the year 2016.

We also own a 75,000 square foot office building located in Beaver, Pennsylvania, which is situated on approximately 230 acres and utilized by our Engineering segment. We believe that our current facilities will be adequate for the operation of our business during the next year, and that suitable additional office space is readily available to accommodate any needs that may arise.

ITEM 3. *LEGAL PROCEEDINGS*

We have been named as a defendant or co-defendant in legal proceedings wherein substantial damages are claimed. Such proceedings are not uncommon to our business. We believe that we have recognized adequate provisions for probable and reasonably estimable liabilities associated with these proceedings, and that their ultimate resolutions will not have a material impact on our consolidated financial position or annual results of operations or cash flows.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

No matters were submitted to a vote of our security holders during the fourth quarter of 2005.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market Information

Our Common Stock is traded on the American Stock Exchange under the ticker symbol "BKR." The high and low closing prices of our Common Stock for each quarter during 2005 and 2004 were as follows:

	High	Low
Year ended December 31, 2005:		
First quarter	$24.55	$18.00
Second quarter	$22.95	$16.32
Third quarter	$27.60	$18.00
Fourth quarter	$27.00	$22.19
Year ended December 31, 2004:		
First quarter	$12.70	$10.16
Second quarter	$15.60	$11.95
Third quarter	$16.60	$13.22
Fourth quarter	$20.02	$15.60

Holders

As of June 30, 2006, we had 1,487 holders of our Common Stock.

Dividends

Our present policy is to retain any earnings to fund our operations and growth. We have not paid any cash dividends since 1983 and have no plans to do so in the foreseeable future. Our loan agreement with our banks places certain limitations on amounts of dividend payments.

Equity Compensation Plan Information

The following table provides information as of December 31, 2005 about equity awards under our equity compensation plans and arrangements in the aggregate.

Plan Category	(a) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by shareholders	419,130	$11.57	964,757
Equity compensation plans not approved by shareholders	—	—	—
Total	419,130	$11.57	964,757

Sales of Unregistered Securities

We did not sell any unregistered securities during the year ended December 31, 2005.

Purchases of Equity Securities

Neither we nor any affiliated purchaser bought any Michael Baker Corporation ("Baker") equity securities during the fourth quarter of 2005.

ITEM 6. *SELECTED FINANCIAL DATA*

A summary of selected financial data for the five years ended December 31, 2005 is set forth in the "Selected Financial Data" section of Exhibit 13.1 to this Form 10-K. Such summary is incorporated herein by reference.

The financial data incorporated herein by reference for the years ended December 31, 2004 and 2003, and as of December 31, 2004, has been derived from our consolidated financial statements for these periods, which have been restated based on the matters described in Note 2 to such consolidated financial statements, and are included in Exhibit 13.1 to this Form 10-K. The summary financial data for the years ended December 31, 2002 and 2001, and as of December 31, 2003, 2002 and 2001, has also been restated based on the matters described in Note 2 to our consolidated financial statements.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

A discussion and analysis of our results of operations, cash flow and financial condition is set forth in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of Exhibit 13.1 to this Form 10-K. Such discussion is incorporated herein by reference.

The discussion and analysis incorporated herein by reference for the years ended December 31, 2004 and 2003, and as of December 31, 2004, has been revised for the matters giving rise to the restatement described in Note 2 to our consolidated financial statements, which are also included in Exhibit 13.1 to this Form 10-K.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

As of December 31, 2005 and 2004, our primary interest rate risk related to our variable-rate investments (included in cash and cash equivalents), which totaled $17.9 million as of December 31, 2005 and $13.0 million as of December 31, 2004. Assuming a 10% decrease in interest rates on these variable-rate investments (i.e., a decrease from the actual weighted average interest rate of 3.23% as of December 31, 2005, to a weighted average interest rate of 2.91%), annual interest income would have been approximately $58,000 lower in 2005 based on the outstanding balance of variable-rate investments as of December 31, 2005. Assuming a 10% decrease in interest rates on these variable-rate investments (i.e., a decrease from the actual weighted average interest rate of 1.16% as of December 31, 2004, to a weighted average interest rate of 1.05%), annual interest income would have been approximately $15,000 lower in 2004 based on the outstanding balance of variable-rate investments as of December 31, 2004. We had no variable-rate debt obligations or interest rate swap or exchange agreements as of our 2005 or 2004 year-end dates. Based on the foregoing discussion, we have no material exposure to interest rate risk.

We have several foreign subsidiaries that transact portions of their local activities in currencies other than the U.S. Dollar. At December 31, 2005, such currencies included the British Pound, Mexican Peso, Nigerian Naira, Thai Baht and Venezuelan Bolivar. These subsidiaries composed 14.2% of our consolidated total assets at December 31, 2005, and 6.2% of our consolidated total contract revenues for the year then ended. In assessing our exposure to foreign currency exchange rate risk, we recognize that the majority of our foreign subsidiaries' assets and liabilities reflect ordinary course accounts receivable and accounts payable balances. These receivable and payable balances are substantially settled in the same currencies as the functional currencies of the related foreign subsidiaries, thereby not exposing us to material transaction gains and losses. Accordingly, assuming that foreign currency exchange rates could change unfavorably by 10%, we have no material exposure to foreign currency exchange rate risk. We have no foreign currency exchange contracts.

Based on the nature of our business, we have no direct exposure to commodity price risk.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Our consolidated financial statements, together with the reports thereon of our independent registered public accounting firm (Deloitte & Touche LLP) and our predecessor independent registered public accounting firm (PricewaterhouseCoopers LLP), and supplementary financial information are set forth within Exhibit 13.1 to this Form 10-K. Such financial statements, the reports thereon, and the supplementary financial information are incorporated herein by reference.

Deloitte & Touche LLP audited our consolidated financial statements as of and for the year ended December 31, 2005. PricewaterhouseCoopers LLP audited our consolidated financial statements as of December 31, 2004 and for the years ended December 31, 2004 and 2003.

The consolidated financial statements incorporated herein by reference for the years ended December 31, 2004 and 2003, and as of December 31, 2004, have been restated for the matters described in Note 2 to our consolidated financial statements.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

Not applicable.

ITEM 9A. *CONTROLS AND PROCEDURES*

Conclusions Regarding the Effectiveness of Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with participation of our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of our disclosure controls and procedures, as such term is defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of December 31, 2005. This evaluation considered our various procedures designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and that such information is accumulated and communicated to management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Based upon that evaluation, which included the matters discussed below, our CEO and CFO concluded that our disclosure controls and procedures were not effective as of December 31, 2005. Notwithstanding these material weaknesses, our management has concluded that the financial statements included in this Form 10-K fairly present in all material respects our financial position, results of operations and cash flows for the periods presented in conformity with generally accepted accounting principles in the United States ("GAAP").

1. We did not maintain effective controls, including monitoring, over the accounting for our sales and use taxes. Specifically, we did not have a complement of operations and accounting personnel aware of the tax ramifications of entering a new jurisdiction which resulted in misstating accrued sales and use taxes. Additionally, this control deficiency could result in a misstatement in the aforementioned account that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, we have determined that this control deficiency constitutes a material weakness.

2. We did not maintain effective controls over the accounting for our incurred but not reported ("IBNR") liabilities as required under GAAP. Specifically, we did not properly account for adjustments and increased activity in evaluating the liability. This control deficiency resulted in an adjustment to our condensed consolidated financial statements for the second quarter of fiscal year 2005. This control deficiency could result in a

misstatement in the aforementioned IBNR liabilities that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, we have determined that this control deficiency constitutes a material weakness.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes policies and procedures that:

(i) Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets;

(ii) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and our directors; and

(iii) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005. The assessment was based on criteria established in the framework Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As a result of the material weaknesses described above, management has concluded that, as of December 31, 2005, our internal control over financial reporting was not effective.

Changes in Internal Control Over Financial Reporting

There were changes, as discussed below, in our "internal control over financial reporting" (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2005, and that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Plan for Remediation

We believe the steps described below, some of which we have already taken as noted herein, together with others that are ongoing or that we plan to take, will remediate the material weaknesses discussed above:

(1) We established a tax function with a qualified tax director supported by internal and external resources (began in July 2005).

(2) We have supplemented our existing accounting and finance staff with additional internal and external resources as appropriate. We will continue to add financial personnel as necessary to provide adequate resources with appropriate levels of experience and knowledge of GAAP (began in July 2005).

(3) We have enhanced our review and documentation of accounting estimates. This includes but is not limited to estimates of realizability of tax assets, potential loss contracts and insurance reserves (commenced in October 2005).

In addition, we have implemented the following procedures to improve our internal control over financial reporting:

(1) We have emphasized certain key controls in an effort to mitigate significant risks and strengthen our control environment. In this regard, we have elevated within the company the awareness and communication of tax related contingencies and financial reporting risks associated with contract accounting and insurance reserves (began in June 2005).

(2) We have enhanced our monitoring of accounts by deploying account reconciliation software that facilitates access and review of reconciliations (deployment began in August 2005).

Report of Independent Registered Public Accounting Firm

Management's assessment of our internal control over financial reporting as of December 31, 2005 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as follows:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Michael Baker Corporation

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Michael Baker Corporation and subsidiaries (the "Company") did not maintain effective internal control over financial reporting as of December 31, 2005, because of the effect of the material weaknesses identified in management's assessment based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management's assessment:

- The Company did not design and implement effective controls to provide reasonable assurance that liabilities for sales and use taxes were identified and recorded timely. Specifically, the Company did not have a sufficient number of operations and accounting personnel with the requisite expertise to monitor, identify, and account for the tax ramifications of entering a new tax jurisdictions. As a result, material adjustments to accrued sales and use tax liabilities were necessary in order to present the 2005 consolidated financial statements in accordance with generally accepted accounting principles. Due to the adjustments identified, the potential for additional misstatements to occur, and the lack of adequate mitigating controls, there is a more than a remote likelihood that a material misstatement of the annual or interim consolidated financial statements could occur that would not be prevented or detected.

- The Company's controls over the process to estimate its liability for certain self insured general and medical liability claims did not operate effectively. As a result certain assumptions used to estimate the liability for claims incurred but not reported were not appropriate which resulted in a material adjustment that was necessary to present the Company's 2005 annual financial statements in accordance with generally accepted accounting principles. Due to the significance of the misstatement that was identified, the potential for additional misstatements to occur, and the lack of other mitigating controls, there is more than a remote likelihood that a material misstatement of the annual or interim consolidated financial statements could occur that would not be prevented or detected.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements of the Company as of and for the year ended December 31, 2005, and this report does not affect our reports on such financial statements.

In our opinion, management's assessment that the Company did not maintain effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2005, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2005, of the Company and our report dated August 15, 2006 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

Pittsburgh, Pennsylvania
August 15, 2006

ITEM 9B. *OTHER INFORMATION*

Not applicable.

PART III

ITEM 10. *DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT*

Director Nominees

The following table sets forth certain information regarding the nominees as of June 30, 2006. All of the nominees except General (Ret.) Foglesong were elected directors by our shareholders at the 2005 Annual Meeting. Except as otherwise indicated, each nominee has held the principal occupation listed or another executive position with the same entity for at least the past five years. On April 24, 2006, the Board of Directors appointed General Foglesong to the Board.

Nominee	Principal Occupation
Robert N. Bontempo Age 47 Director since 1997	Professor at Columbia University School of Business since July 1994. Formerly: Assistant Professor of International Business at Columbia University Graduate School of Business from July 1989 to July 1994.
Nicholas P. Constantakis Age 66 Director since 1999	Retired. Formerly: Partner, Andersen Worldwide SC (independent public accountants and consultants) from June 1961 to August 1997. Holds numerous investment company directorships in the Federated Fund Complex and is Chairman of the Audit Committee of the Funds as of February 2005.
William J. Copeland Age 88 Director since 1983	Retired. Formerly: Chairman of the Board of the Company; Vice Chairman of the Board of PNC Financial Corp. and Pittsburgh National Bank.
Donald P. Fusilli, Jr. Age 54 Director since 2001	President and Chief Executive Officer of the Company since April 2001. Formerly: President and Chief Operating Officer from May 2000 to 2001; President Baker Energy until 2000; Executive Vice President — Energy since 1994; other positions with the Company since 1973. Director RTI International Metals, Inc.
Robert H. Foglesong Age 61 Director since April 2006	President of Mississippi State University since February 2006. Formerly a 33-year career with the United States Air Force, including serving as Vice Commander, and retiring in February 2006 as a four star general and Commander, United States Air Force Europe. Founded and leads the Appalachian Leadership and Education Foundation.
Roy V. Gavert, Jr. Age 72 Director since 1988	Chairman of Horton Company (manufacturer of valves for household appliances) since August 1989. Formerly: President and Chief Executive Officer of Kiplivit North America, Inc. (manufacturing); Chairman of World Class Processing, Inc. (manufacturing); retired Executive Vice President, Westinghouse Electric Corporation. Director Fincom, Inc.; Trustee Bucknell University.
John E. Murray, Jr. Age 73 Director since 1997	Chancellor Duquesne University since 2001; Professor of Law of Duquesne University since prior to 1995. Formerly: President of Duquesne University since prior to 1995 until 2001. Holds numerous investment company directorships in the Federated Fund Complex.

Pamela S. Pierce Age 51 Director since 2005	Self employed (consultant). Formerly: President of Huber Energy until July 2004; President and Chief Executive Officer of Mirant Americas Energy Capital and Production Company from September 2000 until September 2002, Vice President Business Development, Vastar Resources, Inc. from February 1996 to September 2000.
Richard L. Shaw Age 79 Director since 1965	Chairman of the Board of the Company since 1993. Formerly: Chief Executive Officer from September 1999 to April 2001; President and Chief Executive Officer from September 1993 through September 1994; President and Chief Executive Officer from April 1984 to May 1992.

The Audit Committee

The Audit Committee, consisting of Dr. Bontempo as Chairman, and Mr. Constantakis and Mr. Gavert, held 24 meetings in 2005. The Board of Directors has concluded that all Audit Committee members are independent as defined by the American Stock Exchange listing standards. In addition, the Board has determined that Mr. Constantakis qualifies as an "audit committee financial expert" as such is defined by the regulations of the Securities and Exchange Commission.

Executive Officers

Information relating to our executive officers is set forth in Part I of this Report under the caption "Executive Officers." Such information is incorporated herein by reference.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers to file reports of beneficial ownership and changes in beneficial ownership of Michael Baker Corporation stock.

Directors and officers must furnish us with copies of these reports. Based on these copies and directors and executive officers' representations, we believe all directors and executive officers complied with the requirements in 2005.

Code of Ethics for Senior Financial Officers

We have adopted a Code of Ethics for Senior Officers incorporating the provisions required by the SEC for senior financial officers of the Company. A copy of this Code of Ethics is posted on our website at *www.mbakercorp.com*. In the event that we make any amendment to, or grant any waiver from a provision of the Code of Ethics for Senior Officers that requires discussion under SEC rules, we will disclose the amendment or waiver and the reasons for such on our website.

The obligations of the Code of Ethics for Senior Officers supplement, but do not replace, the Code of Business Conduct applicable to our directors, officers and employees. A copy of the Code of Business Conduct is posted on our website.

ITEM 11. *EXECUTIVE COMPENSATION*

Directors' Compensation

Compensation for non-employee directors is as follows:

- Annual retainer — $17,000;
- Attendance at each regularly scheduled or special meeting of the Board of Directors — $1,000 (Chairman — $1,250);
- Attendance at a Board of Directors' committee meeting — $750;

• Telephonic attendance at a Board of Directors or committee meeting — $100;

• Additional annual retainer for Chairman of the Board of Directors — $15,000; and

• Additional annual retainer for committee chairmen — $2,500 (Audit Committee Chairman — $4,500).

In addition, non-employee directors participate in the 1996 Nonemployee Directors Stock Incentive Plan, which provides long-term incentive compensation to eligible directors. Under this plan, each member of the Board of Directors who is not an employee is granted 1,500 restricted shares and an option to purchase 2,000 shares of our common stock on the first business day following the annual meeting of shareholders each year.

See also "Related Party Transactions" section below.

SUMMARY COMPENSATION TABLE

This table shows the compensation for our Chief Executive Officer and the four remaining most highly paid executive officers in 2005.

		Annual Compensation		Long Term Compensation Awards		
Name and Principal Position	**Year**	**Salary**	**Bonus**	**LTIP Payouts(1)**	**All Other Compensation(2)**	**Total Compensation**
Donald P. Fusilli	2005	$423,406	$ —	$205,005	$ 24,210	$652,621
President and Chief	2004	$410,010	$270,606	$ —	$154,005	$834,621
Executive Officer	2003	$407,278	$ —	$ —	$ 13,622	$420,900
William P. Mooney	2005	$262,090	$ —	$ 61,501	$ 8,727	$332,318
Executive Vice President and	2004	$246,002	$103,321	$ —	$102,133	$451,456
Chief Financial Officer	2003	$244,158	$ —	$ —	$ 858	$245,016
H. James McKnight	2005	$250,518	$ —	$ 60,216	$ 22,703	$333,437
Executive Vice President,	2004	$244,019	$103,190	$ —	$ 82,871	$430,080
General Counsel and Secretary	2003	$239,059	$ —	$ —	$ 13,322	$252,381
Richard W. Giffhorn	2005	$222,659	$ —	$ 51,251	$ 6,897	$280,808
President — Baker Energy(3)	2004	$212,890	$ 86,102	$ —	$ 6,034	$305,026
	2003	$192,793	$ —	$ —	$ 9,688	$202,481
Bradley L. Mallory(4)	2005	$221,678	$ —	$ 51,251	$ 12,658	$285,588
President — Baker	2004	$205,005	$ 86,102	$ —	$ 9,247	$300,354
Engineering	2003	$141,008	$ —	$ —	$ 8,215	$149,223

(1) Reflects the payment of the award for the performance period January 1, 2004 to December 31, 2004 granted in 2003.

(2) Includes matching contributions made under its 401(k) plan paid on behalf of the following individuals in 2005, 2004 and 2003 respectively: Mr. Fusilli, $9,225, $9,225, and $11,000; Mr. McKnight $9,225, $8,479, and $11,000; Mr. Giffhorn, $5,556, $5,322 and $9,058; Mr. Mallory, $9,225, $8,535 and $7,755. Also includes group life insurance premiums paid on behalf of the following individuals as employees in 2005, 2004 and 2003 respectively: Mr. Fusilli $2,622, $2,622, and $2,622; Mr. Mooney $883, $883, and $858; Mr. McKnight $5,449, $2,322 and $2,322; Mr. Giffhorn $1,331, $712, and $636; Mr. Mallory $712, $712 and $460. Includes $142,158 for Mr. Fusilli, $101,250 for Mr. Mooney and $72,070 for Mr. McKnight with respect to stock option exercises in 2004. Includes tax gross-up payments and country club dues for the following individuals in 2005: Mr. Fusilli, $12,363; Mr. Mooney $7,844; Mr. McKnight $8,029; and Mr. Mallory, $2,721.

(3) Mr. Giffhorn resigned from the Company in June 2006.

(4) Mr. Mallory joined the Company in March 2003.

2005 Aggregate Option Exercises and Year-End Option Values

This table shows the number and value of stock options exercised and unexercised for the named executive officers.

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2005 Exercisable/Unexercisable	Value Of Unexercised In-the-Money Options at December 31, 2005 Exercisable/Unexercisable(1)
Donald P. Fusilli, Jr.	0	$0	132,919/20,503	$2,131,132/$316,259
William P. Mooney	0	$0	19,708/0	$195,602/$0
H. James McKnight	0	$0	4,824/17,010	$47,878/$262,379
Richard W. Giffhorn	0	$0	0/0	0/0
Bradley L. Mallory	0	$0	0/0	0/0

(1) *The value of unexercised options is based on the differences between the exercise prices of the various option grants and the closing price of our common stock on the American Stock Exchange on December 31, 2005 of $25.55.*

2006 Long-Term Incentive Plan Awards

The following table provides information regarding the potential payouts under the 2003 Long-Term Incentive Compensation Plan for the targets established during 2005 for the January 1, 2005 through December 31, 2007 performance period.

Name	Number of Shares, Units or Other Rights	Performance or Other Period Until Maturation or Payout	Estimated Future Payouts Under Non-Stock Price Based Plans		
			Threshold	Target	Maximum
Donald P. Fusilli, Jr.	(1)	1/05 - 12/07	—	$430,498	$645,747
William P. Mooney	(1)	1/05 - 12/07	—	$135,304	$202,956
H. James McKnight	(1)	1/05 - 12/07	—	$126,537	$189,805
Richard W. Giffhorn	(1)	1/05 - 12/07	—	$115,253	$172,879
Bradley L. Mallory	(1)	1/05 - 12/07	—	$115,253	$172,879

(1) *Value of award is denominated in dollars. Payout will consist of 50% cash and 50% common stock of the Company, one half of which is restricted for one year.*

2003 Long-Term Incentive Compensation Plan. In February 2003, the Board adopted the 2003 Long-Term Incentive Compensation Plan, subject to shareholder approval. The shareholders approved this Plan at the annual meeting on April 24, 2003. The new long-term incentive compensation plan is designed to award employees for specific performance factors, which are defined in the Plan, over a three (3) year time period. During the first three year time period, the awards are paid annually based on performance factors for a single year. The Compensation Committee and the Board believe that this plan design provides a commitment to long-term performance. The Plan provides for the payment of performance-based incentive awards to employees and includes provisions that protect our ability to take a tax deduction for such awards. Payment of incentive awards will be, in part, in the form of restricted stock, which will assist in aligning the interests of employees and shareholders.

Employment Continuation Agreements

We entered into Employment Continuation Agreements in October 2000 with Messrs. Fusilli, Mooney and McKnight; in September 2002 with Mr. Giffhorn; and in February 2004 with Mr. Mallory. Under the Agreements with Messrs. Fusilli, Mooney and McKnight, the executives agree to remain in our employment for thirty-six months following the date of a change of control (as defined in the Agreements), and we agree to provide salary and benefits at levels commensurate with those prior to the change of control for that period. The Agreements further provide that if the executive's employment is terminated by reasons other than death, disability, voluntary termination (except a voluntary termination for good reason as defined in the Agreements), or is terminated by us other than for cause (as defined in the Agreements), during that period, we will pay the executives their (i) earned salary, (ii) a severance amount equal to three times the sum of the executives' annual base salary and the executive's average bonus for the five fiscal years preceding the change of control, and (iii) obligations accrued under applicable benefit plans and programs, and continue their benefits for three years. The payments under the Agreements may be subject to reduction to the extent that they are considered excess parachute payments under the Internal Revenue Code. Furthermore, the executives will under certain circumstances receive similar benefits if their employment is terminated in contemplation of a change of control and a change of control occurs within one year following such termination.

The Agreements with Mr. Giffhorn and Mr. Mallory are the same except that the executive agrees to remain in our employment for twenty-four months following a change of control and the severance amount is an amount equal to two times the sum of the executive's annual base salary and the executive's average bonus for the five fiscal years preceding the change of control with continued benefits for two years. Mr. Giffhorn resigned from the Company on June 29, 2006.

Related Party Transactions

We entered into an Employment Agreement with Richard L. Shaw in April 1988, which was supplemented in March 1992, October 1994, June 1995, March 1998 and September 1999. During 2001, Mr. Shaw, as our Chief Executive Officer until April 25, 2001, was compensated under the terms of his Employment Agreement at an annual salary of $425,006. In addition, we covered the costs of health insurance and maintained a life insurance policy for Mr. Shaw as provided for in the Agreement. This Agreement also provided for a supplemental retirement benefit of $5,000 per month commencing on expiration of the Agreement. Effective April 25, 2001, Mr. Shaw retired from the position of Chief Executive Officer, and we and Mr. Shaw entered into a Consulting Agreement for Mr. Shaw's consulting services for the period April 26, 2001 through April 26, 2003. The Consulting Agreement provides an annual compensation equal to 25% of Mr. Shaw's previous salary of $425,006. In addition, under the Consulting Agreement, we cover the costs of health insurance and maintain a life insurance policy for Mr. Shaw. The Consulting Agreement also provides for a supplemental retirement benefit of $5,000 per month commencing at the expiration of the consulting term. During 2003, we agreed to extend the term of this Agreement for two years until April 26, 2005. During 2005, we extended the term of this Agreement for an additional year. During 2006, we agreed to extend the term of this agreement for an additional year through April 26, 2007. During 2005, we compensated Mr. Shaw at the rate of $35,000 per month in lieu of the monthly compensation under his consulting agreement for the three-month period commencing on January 24, 2005 and ending on April 21, 2005 in return for his increased services provided during Mr. Fusilli's previously announced medical leave. This adjusted arrangement covered the period until Mr. Fusilli's full-time return in April.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT*

COMMON STOCK OWNERSHIP

Director and Executive Officer Stock Ownership

Under the proxy rules of the Securities and Exchange Commission, a person beneficially owns Michael Baker Corporation common stock if the person has the power to vote or dispose of the shares, or if such power may be acquired, by exercising options or otherwise, within 60 days. The table below shows how much Michael Baker Corporation common stock is beneficially owned as of June 30, 2006, by directors, nominees for director, the chief executive officer, the four other highest paid executive officers in 2005 and all directors and executive officers as a group. Each person has sole voting power and sole dispositive power unless indicated otherwise.

Executive Officer	Shares Owned(1)(2)(3)	Percent of Class
Donald P. Fusilli, Jr.	187,807	2.2%
William P. Mooney	21,262	*
H. James McKnight	23,519	*
Richard W. Giffhorn	4,166	*
Bradley L. Mallory	1,814	*
Non-employee Director/Nominee	**Shares Owned(2)(3)**	**Percent of Class**
Robert N. Bontempo	21,500	*
Nicholas P. Constantakis	27,000	*
William J. Copeland	23,000	*
Roy V. Gavert, Jr.	19,000	*
John E. Murray, Jr.	21,500	*
Pamela S. Pierce	3,500	*
Richard L. Shaw	31,205(4)	*
Directors and Executive Officers as a Group (18 persons)	448,612(1)	5.3%

* *Less than 1%*

(1) *Includes the number of shares of common stock indicated for each of the following persons or group which are allocated to their respective accounts as participants in the ESOP and as to which they are entitled to give binding voting instructions to the trustee of the ESOP: Mr. Fusilli 29,201 shares, Mr. McKnight 163 shares, Mr. Giffhorn 2,870 shares, Mr. Mallory 518 shares and directors and officers as a group 61,625 shares. ESOP holdings have been rounded to the nearest full share.*

(2) *Includes options that are exercisable on or within 60 days of June 30, 2006 as follows: Dr. Bontempo 14,000 shares, Mr. Constantakis 11,000 shares, Mr. Copeland 14,000 shares, Mr. Fusilli 148,186 shares, Mr. Gavert 9,000 shares, Mr. McKnight 21,834 shares, Mr. Mooney 19,708 shares, Dr. Murray 14,000 shares, Ms. Pierce 2,000 shares, Mr. Shaw 13,000 shares, and all directors and officers as a group 297,330 shares.*

(3) *Includes restricted stock in which the Directors do not have dispositive power until restrictions lift as follows: Dr. Bontempo 1,500 shares, Mr. Constantakis 1,500 shares, Mr. Copeland 1,500 shares, Mr. Gavert 1,500 shares, Dr. Murray 1,500 shares, Mr. Shaw 1,500 shares.*

(4) *Includes 5,500 shares gifted to Mr. Shaw's spouse for which Mr. Shaw disclaims beneficial ownership.*

Owners Of More Than 5%

The following table shows shareholders who are known to the Company to be a beneficial owner of more than 5% of Michael Baker Corporation's common stock as of December 31, 2005.

Name and Address of Beneficial Owner	Shares of Common Stock(1)	Percent of Class
Michael Baker Corporation Employee Stock Ownership Plan Michael Baker Corporation Airside Business Park, 100 Airside Drive Moon Township, PA 12108	1,701,050(2)	20.04%
Jeffrey Gendell 55 Railroad Avenue, 3rd Floor Greenwich, Connecticut 06830	847,300(3)	9.90%
Wellington Management Company, LLP 75 State Street Boston, MA 02109	536,300(4)	6.27%
Dalton, Greiner, Hartman, Maher & Co 565 Fifth Avenue, Suite 2101 New York, NY 10017	425,900(5)	5.06%

(1) *Under regulations of the Securities and Exchange Commission, a person who has or shares voting or investment power with respect to a security is considered a beneficial owner of the security. Voting power is the power to vote or direct the voting of shares, and investment power is the power to dispose of or direct the disposition of shares. Unless otherwise indicated in the other footnotes below, each person has sole voting power and sole investment power as to all shares listed opposite such person's name.*

(2) *The ESOP requires the trustee to vote the shares held by the trust in accordance with the instructions from the ESOP participants for all shares allocated to such participants' accounts. Allocated shares for which no such instructions are given and shares not allocated to the account of any employee are voted by the trustee in the same proportion as the votes for which participant instructions are given. In the case of a tender offer, allocated shares for which no instructions are given are not voted or tendered, and shares not allocated to the account of any employee are voted by the trustee in the same proportion as the votes for which participant instructions are given.*

(3) *According to the Schedule 13G filed February 14, 2006, Mr. Gendell is a managing member of Tontine Management, L.L.C., which beneficially owns, as general partner of Tontine Partners, L.P., 360,845 shares, Tontine Capital Management, L.L.C., which beneficially owns, as general partner of Tontine Capital Partners, L.P., 85,300 shares, and Tontine Overseas Associates, L.L.C., which beneficially owns 401,155 shares, and in that capacity directs their operations. Accordingly, he shares both dispositive and voting power with respect to the 847,300 shares.*

(4) *According to the Schedule 13G filed February 14, 2006, Wellington Management Company shares voting power with respect to 382,200 shares and dispositive power with respect to 536,300 shares in its capacity as an investment advisor.*

(5) *According to the Schedule 13G filed February 14, 2006 Dalton, Greiner, Hartman, Maher & Co. has sole voting power with respect to 414,665 shares and sole dispositive power with respect to 425,900 shares.*

See Item 5 for Equity Compensation Plan Information.

ITEM 13. ***CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS***

We entered into an Employment Agreement with Richard L. Shaw in April 1988, which was supplemented in March 1992, October 1994, June 1995, March 1998 and September 1999. During 2001, Mr. Shaw, as our Chief Executive Officer until April 25, 2001, was compensated under the terms of his Employment Agreement at an annual salary of $425,006. In addition, we covered the costs of health insurance and maintained a life insurance policy for Mr. Shaw as provided for in the Agreement. This Agreement also provided for a supplemental retirement benefit of $5,000 per month commencing on expiration of the Agreement. Effective April 25, 2001, Mr. Shaw retired from the position of Chief Executive Officer, and we and Mr. Shaw entered into a Consulting Agreement for Mr. Shaw's consulting services for the period April 26, 2001 through April 26, 2003. The Consulting Agreement provides an annual compensation equal to 25% of Mr. Shaw's previous salary of $425,006. In addition, under the Consulting Agreement, we cover the costs of health insurance and maintain a life insurance policy for Mr. Shaw. The Consulting Agreement also provides for a supplemental retirement benefit of $5,000 per month commencing at the expiration of the consulting term. During 2003, we agreed to extend the term of this Agreement for two years until April 26, 2005. During 2005, we extended the term of this Agreement for an additional year. During 2006, we agreed to extend the term of this agreement for an additional year through April 26, 2007. During 2005, we compensated Mr. Shaw at the rate of $35,000 per month in lieu of the monthly compensation under his consulting agreement for the three-month period commencing on January 24, 2005 and ending on April 21, 2005 in return for his increased services provided during Mr. Fusilli's previously announced medical leave. This adjusted arrangement covered the period until Mr. Fusilli's full-time return in April.

Mr. Fusilli is a registered professional engineer. In order to facilitate the Company's compliance with certain state regulatory requirements, Mr. Fusilli holds a 50% ownership interest in a Pennsylvania partnership, Baker and Associates, which was established for the purpose of practicing professional engineering in those states. Mr. Fusilli receives no gain or profit from the partnership or the contracts into which it enters. All profits from such contracts are assigned by the partnership to Michael Baker Corporation or a subsidiary.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

Audit fees

The following table sets forth the aggregate fees for services provided by Deloitte & Touche LLP and PricewaterhouseCoopers LLP ("PwC") for the fiscal years ended December 31, 2005 and 2004:

	Deloitte & Touche LLP 2005	PwC 2004
Audit Fees	$1,285,353(1)	$1,375,279(4)
Audit Related Fees	$ 14,000(2)	$ 3,253(5)
Tax Fees	$ 19,700(3)	$ 100,785(6)
All Other Fees	—	—
Total Fees	$1,319,053	$1,479,317

(1) *Deloitte & Touche LLP's audit fees represent the aggregate fees billed for fiscal year 2005 for professional services rendered by Deloitte & Touche LLP for the audit of the Company's annual financial statement and review of financial statements included in the Company's Quarterly Reports on Form 10-Q. Included in the audit fees for fiscal year 2005 are $609,853 of additional fees related to the restatement of our financial statements for fiscal years 2004, 2003, 2002 and 2001.*

(2) *Services related to ESOP audit fees.*

(3) *Services related to revenue certification, Nigerian corporate taxes and Nigerian VAT taxes. In addition to the fees listed for services related to fiscal year 2005, Deloitte & Touche LLP's fees for the same type of services related to prior fiscal years performed and billed in 2006 were $91,000.*

(4) *PwC's audit fees represent the aggregate fees billed for fiscal year 2004 for professional services rendered by PwC for the audit of the Company's annual financial statement, the review of financial statements included in the Company's Quarterly Reports on Form 10-Q, and for Sarbanes Oxley testing for the U.S. Included in the audit fees for fiscal year 2004 are $386,892 of additional fees related to the restatement of our financial statements for fiscal years 2004, 2003, 2002 and 2001.*

(5) *Services related to ESOP audit assistance.*

(6) *United Kingdom tax services and Nigerian payroll tax services.*

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee is responsible for the appointment, compensation and oversight of the work of the independent auditor. As part of this responsibility, the Audit Committee is required to pre-approve the audit and non-audit services performed by the independent auditor in order to assure that the provision of such services does not impair the auditor's independence.

The annual audit services engagement terms and fees are subject to the specific pre-approval of the Audit Committee. With respect to other permitted services, the Committee pre-approves certain services and categories of services on a fiscal year basis subject to thresholds. All other permitted services must be pre-approved by the Audit Committee.

The Chief Financial Officer determines whether services to be provided require pre-approval or are included within the list of pre-approved services.

All services provided by Deloitte & Touche LLP and PwC in fiscal year 2005 were pre-approved by the Audit Committee.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a)(1) The following financial statements are incorporated in Item 8 of Part II of this Report by reference to the consolidated financial statements within Exhibit 13.1 to this Form 10-K:

Consolidated Statements of Income for each of the three years in the period ended December 31, 2005

Consolidated Balance Sheets as of December 31, 2005 and 2004

Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2005

Consolidated Statements of Shareholders' Investment for each of the three years in the period ended December 31, 2005

Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm (Deloitte & Touche LLP)

Report of Independent Registered Public Accounting Firm (PricewaterhouseCoopers LLP)

(a)(2) Financial statement schedule for the year ended December 31, 2005:

Schedule II — Valuation and Qualifying Accounts

Report of Independent Registered Public Accounting Firm (Deloitte & Touche LLP) on Financial Statement Schedule for the year ended December 31, 2005 (included as Exhibit 99.1 to this Form 10-K)

Report of Independent Registered Public Accounting Firm (PricewaterhouseCoopers LLP) on Financial Statement Schedule for the years ended December 31, 2004 and 2003 (included as Exhibit 99.2 to this Form 10-K).

All other schedules are omitted because they are either not applicable or the required information is shown in the consolidated financial statements or notes thereto.

(a)(3) The following exhibits are included herewith as a part of this Report:

Exhibit No.	Description
3.1	Articles of Incorporation, as amended, filed as Exhibit 3.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 1993, and incorporated herein by reference.
3.2	By-laws, as amended, filed as Exhibit 3.2 to our Annual Report on Form 10-K for the fiscal year ended December 31, 1994, and incorporated herein by reference.
4.1	Rights Agreement dated November 16, 1999, between us and American Stock Transfer and Trust Company, as Rights Agent, filed as Exhibit 4.1 to our Report on Form 8-K dated November 16, 1999, and incorporated herein by reference.
10.1	2005 Incentive Compensation Plan (Attachments excluded), filed herewith.
10.2	Consulting Agreement dated April 25, 2001, by and between us and Richard L. Shaw, filed as Exhibit 10.2(c) to our Quarterly Report on Form 10-Q for the period ended June 30, 2001, and incorporated herein by reference.
10.2(a)	First Amendment to Consulting Agreement dated April 26, 2003, by and between us and Richard L. Shaw, filed as Exhibit 10.2(a) to our Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference.
10.2(b)	Second Amendment to Consulting Agreement dated April 26, 2005, by and between us and Richard L. Shaw, filed as Exhibit 10.2(a) to our Quarterly Report on Form 10-Q for the period ended June 30, 2005, and incorporated herein by reference.
10.3	Employment Continuation Agreement dated as of October 27, 2000, by and between us and Donald P. Fusilli, Jr., William P. Mooney and H. James McKnight, filed as Exhibit 10.2(c) to our Annual Report on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference.

Exhibit No.	Description
10.3(a)	Employment Continuation Agreement dated as of October 27, 2000, by and between us and James B. Richards and John D. Whiteford, filed as Exhibit 10.2(d) to our Annual Report on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference.
10.3(b)	Employment Continuation Agreement dated April 16, 2001, by and between us and Craig O. Stuver, filed as Exhibit 10.6 to our Quarterly Report on Form 10-Q for the period ended June 30, 2001, and incorporated herein by reference.
10.3(c)	Employment Continuation Agreement dated September 23, 2002, by and between us and Richard W. Giffhorn, filed as Exhibit 10.3(c) to our Annual Report on Form 10-K for the year ended December 31, 2002, and incorporated herein by reference.
10.3(d)	Employment Continuation Agreement dated April 1, 2003, by and between us and Monica L. Iurlano, filed as Exhibit 10.3(d) to our Quarterly Report on Form 10-Q for the period ended March 31, 2003, and incorporated herein by reference.
10.3(e)	Employment Continuation Agreement dated February 23, 2004, by and between us and Bradley L. Mallory, filed as Exhibit 10.3(e) to our Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference.
10.4	First Amended and Restated Loan Agreement dated September 17, 2004, by and between us and Citizens Bank of Pennsylvania, PNC Bank, National Association and Fifth Third Bank, filed as Exhibit 10.4(a) to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, and incorporated herein by reference.
10.5	1995 Stock Incentive Plan amended effective April 23, 1998, filed as Exhibit 10.4 to our Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference.
10.6	1996 Nonemployee Directors' Stock Incentive Plan, filed as Exhibit A to our definitive Proxy Statement with respect to our 1996 Annual Meeting of Shareholders, and incorporated herein by reference.
10.7	Office Sublease Agreement dated August 6, 2001, by and between us and Airside Business Park, L.P. (exhibits omitted), and incorporated herein by reference.
10.7(a)	Third Amendment to Office Sublease Agreement dated February 19, 2003, by and between us and Airside Business Park, L.P., filed as Exhibit 10.7(a) to our Annual Report on Form 10-K for the year ended December 31, 2002, and incorporated herein by reference.
10.8	2003 Long-Term Incentive Compensation Plan, filed as Exhibit A to our April 24, 2003 Notice of Annual Meeting and Proxy Statement, and incorporated herein by reference.
13.1	Selected Financial Data, Management's Discussion and Analysis of Financial Condition and Results of Operations, Consolidated Financial Statements as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005, Reports of Independent Registered Public Accounting Firms, and Supplemental Financial Information, filed herewith and to be included as the Financial Section of the Annual Report to Shareholders for the year ended December 31, 2005.
21.1	Subsidiaries, filed herewith.
23.1	Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP), filed herewith.
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a), filed herewith.
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a), filed herewith.
32.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.
99.1	Report of Independent Registered Public Accounting Firm (Deloitte & Touche LLP) on financial statement schedule for the year ended December 31, 2005, filed herewith.
99.2	Report of Independent Registered Public Accounting Firm (PricewaterhouseCoopers LLP) on financial statement schedule for the years ended December 31, 2004 and 2003, filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, we have duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICHAEL BAKER CORPORATION

Dated: August 15, 2006

By: /s/ Donald P. Fusilli, Jr.
Donald P. Fusilli, Jr.
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on our behalf and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Donald P. Fusilli, Jr. Donald P. Fusilli, Jr.	Director, President and Chief Executive Officer	August 15, 2006
/s/ William P. Mooney William P. Mooney	Executive Vice President and Chief Financial Officer	August 15, 2006
/s/ H. James McKnight H. James McKnight	Executive Vice President, General Counsel and Secretary	August 15, 2006
/s/ Craig O. Stuver Craig O. Stuver	Senior Vice President, Corporate Controller and Treasurer (Chief Accounting Officer)	August 15, 2006
/s/ Richard L. Shaw Richard L. Shaw	Chairman of the Board	August 15, 2006
/s/ Robert N. Bontempo Robert N. Bontempo	Director	August 15, 2006
/s/ Nicholas P. Constantakis Nicholas P. Constantakis	Director	August 15, 2006
/s/ William J. Copeland William J. Copeland	Director	August 15, 2006
/s/ Robert H. Foglesong Robert H. Foglesong	Director	August 15, 2006
/s/ Roy V. Gavert, Jr. Roy V. Gavert, Jr.	Director	August 15, 2006

Signature	Title	Date
/s/ John E. Murray, Jr. John E. Murray, Jr.	Director	August 15, 2006
/s/ Pamela S. Pierce Pamela S. Pierce	Director	August 15, 2006

MICHAEL BAKER CORPORATION

Schedule II — Valuation and Qualifying Accounts
For the years ended December 31, 2005, 2004 and 2003
(In thousands)

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at Beg. of Year	Charged to Expense	Charged to Other Accounts	Deductions — Describe	Balance at End of Year
For the year ended December 31, 2005:					
Income tax valuation allowance	$6,227	$ (77)(a)	$0	$ 0	$6,150
Nigerian prepaid taxes	$1,198	$ 362(b)	$0	$ 0	$1,560
Allowance for doubtful accounts	$ 683	$ 572	$0	$ (509)(c)	$ 746
For the year ended December 31, 2004:					
Income tax valuation allowance (restated)	$4,053	$2,174(a)	$0	$ 0	$6,227
Nigerian prepaid taxes (restated)	$ 970	$ 228(b)	$0	$ 0	$1,198
Allowance for doubtful accounts	$2,392	$ 587	$0	$(2,296)(c)	$ 683
For the year ended December 31, 2003:					
Income tax valuation allowance (restated)	$2,497	$1,556(a)	$0	$ 0	$4,053
Nigerian prepaid taxes (restated)	$ 847	$ 123(b)	$0	$ 0	$ 970
Allowance for doubtful accounts	$2,425	$ 312	$0	$ (345)(c)	$2,392

(a) Relates to valuation of federal, state, and foreign net operating losses.

(b) Relates to the inability to realize Nigerian prepaid income tax assets..

(c) For the years ended December 31, 2005, 2004 and 2003, the deduction amount primarily reflects accounts receivable balances written off during the year as well as recoveries of allowances previously expensed.

EXHIBIT 13.1

SELECTED FINANCIAL DATA

(Dollar amounts in thousands, except per share information)	2005	Restated* 2004	Restated* 2003	Restated* 2002	Restated* 2001
Results of Operations					
Total contract revenues	**$ 579,278**	$ 552,046	$426,761	$405,264	$403,222
Income from operations	**16,882**	18,868	5,720	16,354	19,603
Net income/(loss)	**5,051**	8,394	(800)	9,039	8,751
Diluted earnings/(loss) per share	**$ 0.58**	$ 0.98	$ (0.10)	$ 1.06	$ 1.04
Return/(loss) on average equity	**6.5%**	12.1%	(1.2)%	14.8%	16.8%
Financial Condition					
Total assets	**$ 225,461**	$ 215,013	$181,099	$145,495	$143,562
Working capital	**$ 49,264**	$ 43,624	$ 42,768	$ 35,512	$ 32,172
Current ratio	**1.35**	1.32	1.42	1.47	1.37
Long-term debt	**$ —**	$ —	$ 13,481	$ —	$ —
Shareholders' investment	**79,824**	74,781	64,343	65,977	56,398
Book value per outstanding share	**9.40**	8.78	7.73	7.87	6.81
Year-end closing share price	**$ 25.55**	$ 19.60	$ 10.35	$ 10.95	$ 15.20
Cash Flow					
Net cash provided by/(used in) operating activities	**$ 12,461**	$ 28,494	$(14,658)	$ (9,139)	$ 19,602
Net cash (used in)/provided by investing activities	**(7,078)**	(4,055)	(4,787)	121	(7,718)
Net cash (used in)/provided by financing activities	**(1,813)**	(18,094)	18,686	421	(2,524)
Increase/(decrease) in cash	**$ 3,570**	$ 6,345	$ (759)	$ (8,597)	$ 9,360
Backlog					
Total	**$1,321,800**	$1,399,500	$720,700	$545,200	$509,600
Share Information					
Year-end shares outstanding	**8,490**	8,519	8,320	8,384	8,278
Average diluted shares outstanding during year	**8,715**	8,554	8,403	8,543	8,449

* See Note 2 to our consolidated financial statements in this Form 10-K for a discussion of the restatement.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Restatement

We have restated our previously issued consolidated financial statements for the years 2004 and 2003, as well as our previously issued selected financial data for the years 2004, 2003, 2002 and 2001, for the matters discussed more fully in Note 2 to our consolidated financial statements in this Form 10-K. All amounts and commentary included in this Management's Discussion and Analysis of Financial Condition and Results of Operations section give effect to the restatement.

As a result, we did not timely file our quarterly reports on Form 10-Q for the periods ended June 30, 2005, September 30, 2005, and March 31, 2006, or our annual report on Form 10-K for the year ended December 31, 2005, with the Securities and Exchange Commission ("SEC"). These failures to file timely SEC reports have caused us to be out of compliance relative to our listing agreement with the American Stock Exchange. The American Stock Exchange has indicated that we must file the above referenced SEC Forms no later than August 15, 2006 in order to regain compliance.

In addition, we did not meet the SEC's filing deadline related to our Form 10-Q for the second quarter of 2006. Accordingly, we will remain out of compliance relative to our listing agreement with the American Stock Exchange until our Form 10-Q for the second quarter of 2006 is filed. We have requested an extension of time from the American Stock Exchange to regain compliance with our listing agreement.

Business Overview

We provide engineering and energy expertise for public and private sector clients worldwide. Our primary services include engineering design for the transportation and civil infrastructure markets, operation and maintenance of oil and gas production facilities, architectural and environmental services, and construction management services for buildings and transportation projects. We view our short and long-term liquidity as being dependent upon our results of operations, changes in working capital and our borrowing capacity.

Business Environment

Our operations are affected by appropriations of public funds for infrastructure and other government-funded projects, capital spending levels in the private sector, and the demand for our services in the engineering and energy markets. We could also be affected by additional external factors such as price fluctuations and capital expenditures in the energy industry.

Since its approval in 1998, the federal government's TEA-21 legislation has made significant transportation infrastructure funding available to the various state agencies. TEA-21 expired on September 30, 2003, but was extended 11 times at previous funding levels. On August 10, 2005, the U.S. Congress approved a new, six-year $286.5 billion measure entitled SAFETEA-LU, the Safe, Accountable, Flexible, Efficient Transportation Equity Act-A Legacy for Users. This new level of guaranteed funding reflects an increase of approximately 46% over the TEA-21 levels. The most significant impact of the numerous extensions of TEA-21 was that many states were unable or unwilling to make sizeable long-term investments in major transportation infrastructure projects. This, in turn, has had a marginally adverse impact on our transportation planning, design and construction management services in 2005. However, with the new bill now enacted, we expect to see increasing activity occurring in the second half of 2006 and into 2007. From 2002 through 2005, we have observed increased federal spending activity on Departments of Defense ("DoD") and Homeland Security ("DHS") activities, including the Federal Emergency Management Agency ("FEMA"). To mitigate the effect of the state transportation budget constraints on our business, management has focused more marketing and sales activity on these agencies (DoD and DHS) of the federal government. As a result of this strategy, we increased our revenues from U.S. federal government contracting activity in excess of 100 percent since 2002. Additional government spending in these areas, or on transportation infrastructure, could result in profitability and liquidity improvements for us. Significant contractions in any of these areas could unfavorably impact our profitability and liquidity. In March 2004, we announced that we had been awarded a five-year contract with FEMA for up to $750 million to serve as the Program

Manager to develop, plan, manage, implement, and monitor the Multi-Hazard Flood Map Modernization Program for flood hazard mitigation across the United States and its territories. Approximately $566 million of this contract value was included in our backlog as of December 31, 2005. In addition, during 2004, we were selected for several indefinite delivery/indefinite quantity task order contracts by the U.S. Army Corps of Engineers, U.S. Air Force and the U.S. National Guard. During 2004, we were also selected for several contracts with the Mineral Management Service, agencies within the U.S. Department of Transportation, DHS (which includes FEMA, US-VISIT and the U.S. Coast Guard), the Department of Energy, and the Federal Bureau of Investigation. During 2005, we continued to be awarded new work from DOD and DHS, including a five-year indefinite delivery/indefinite quantity contract with a potential maximum value of $30 million by the U.S. Army Corp of Engineers, Transatlantic Programs Center. In addition, we received a three-year, indefinite delivery/indefinite quantity contract with a potential maximum value of $3 million from the Savannah District, U.S. Army Corp of Engineers.

In 2003, our Energy business refocused its offshore Managed Services offering to include onshore U.S. oil and gas producers, as demonstrated by two new four-year contracts totaling $144 million received during 2003 from Huber Energy. During 2005, we received an additional $1.0 million per year onshore Managed Services contract in the Powder River Basin of Wyoming from Storm Cat Energy, to operate and maintain its coal bed methane production facilities, which are adjacent to the Huber properties. With regard to offshore Managed Services, during the third quarter of 2004, we executed a long-term, multi-million dollar Managed Services contract with Anglo-Suisse Offshore Partners, LLC ("ASOP") to operate, maintain and optimize the performance of ASOP's offshore oil and gas producing properties in the Gulf of Mexico. We have also increased our presence into the deepwater Gulf of Mexico and international markets, where oil and gas producers are currently investing significant amounts of capital for new projects. Internationally, we received a multi-million dollar contract in 2005 to provide operations assurance services for the Agbami Floating Production Storage and Offloading Project in deepwater offshore Nigeria.

Results of Operations

The following table reflects a summary of our operating results (excluding intercompany transactions) for ongoing operations for the years ended December 31, 2005, 2004 and 2003 (dollars in millions). We evaluate the performance of our segments primarily based on income from operations before Corporate overhead allocations. Corporate overhead is allocated between our Engineering and Energy segments based on a three-part formula comprising revenues, assets and payroll.

Total Contract Revenues/Income from Operations

	2005	Restated 2004	Restated 2003
Engineering			
Total contract revenues	**$371.1**	$343.3	$250.6
Income from operations pre-Corporate overhead	**40.2**	33.2	17.9
Percentage of Engineering revenues	***10.8%***	*9.7%*	*7.1%*
Less: Corporate overhead	**(13.6)**	(11.3)	(11.5)
Percentage of Engineering revenues	***3.7%***	*3.3%*	*4.6%*
Income from operations	**26.6**	21.9	6.4
Percentage of Engineering revenues	***7.2%***	*6.4%*	*2.6%*
Energy			
Total contract revenues	**208.2**	208.7	176.2
Income/(loss) from operations pre-Corporate overhead	**(0.9)**	2.7	4.7
Percentage of Energy revenues	***(0.4)%***	*1.3%*	*2.7%*
Less: Corporate overhead	**(5.1)**	(4.7)	(4.0)
Percentage of Energy revenues	***2.4%***	*2.3%*	*2.3%*
Income/(loss) from operations	**(6.0)**	(2.0)	0.7
Percentage of Energy revenues	***(2.9)%***	*(1.0)%*	*0.4%*
Total reportable segments			
Total contract revenues	**579.3**	552.0	426.8
Income from operations pre-Corporate overhead	**39.3**	35.9	22.6
Percentage of total reportable segment revenues	***6.8%***	*6.5%*	*5.3%*
Less: Corporate overhead	**(18.7)**	(16.0)	(15.5)
Percentage of total reportable segment revenues	***3.2%***	*2.9%*	*3.6%*
Income from operations	**20.6**	19.9	7.1
Percentage of total reportable segment revenues	***3.6%***	*3.6%*	*1.7%*
Other Corporate/Insurance expense	**(3.7)**	(1.0)	(1.4)
Total Company — Income from operations	**$ 16.9**	$ 18.9	$ 5.7
Percentage of total Company revenues	***2.9%***	*3.4%*	*1.3%*

Total Contract Revenues

Total contract revenues increased 5% for 2005. In our Engineering segment, revenues increased 8%, reflecting the addition of the above mentioned FEMA map modernization program management project, which commenced near the end of the first quarter of 2004. In addition, as a result of achieving certain performance levels from the second quarter of 2004 through the third quarter of 2005 on this project, the Engineering segment recognized revenue associated with incentive awards totaling $6.4 million during 2005. Total revenue from FEMA was $114 million in 2005 versus $80 million in 2004. Much of the FEMA revenue growth was associated with the cost of building the information infrastructure required for the project. Revenue from Engineering's private and public sector clients increased 9% and 8%, respectively. In the our Energy segment, revenues decreased slightly as a result of lower revenues on certain contracts in Energy's computerized maintenance management and operations assurance services ("CMMS") business, as partially offset by revenue increases associated with the addition of the aforementioned ASOP Managed Services, Storm Cat Energy and Agbami projects. The lower 2005 revenues associated with CMMS contracts were due to the wind down of several projects during late 2004 and early 2005. Also negatively impacting Energy revenues in 2005 was the loss of certain offshore projects in the Gulf of Mexico, where properties were sold and we were not able to retain the contracts with the new owners.

Total contract revenues increased 29% for 2004. In our Engineering segment, revenues increased 37%, reflecting the addition of the above mentioned FEMA map modernization program management project, which commenced near the end of the first quarter of 2004. Engineering's revenues were lower during 2003 due to delays in the commencement of certain public sector projects due to state budget constraints in the first half of 2003 and a slow down in its private sector contract activity during 2003. Revenues from our Engineering segment's private sector clients increased by 4% in 2004, while revenues from public sector clients increased by 41% as a result of the new FEMA project. Engineering's revenues for transportation-related services increased by 6% in 2004 due to the continued funding of transportation infrastructure projects under the TEA-21 legislation. In our Energy segment, revenues increased 19% for 2004 primarily as the result of the two new onshore Managed Services contracts that commenced during 2003, as well as the addition of several new overseas contracts and additions to existing contracts that occurred during 2003 and 2004.

Gross Profit

Expressed as a percentage of total contract revenues, gross profit decreased to 14.4% in 2005 from 15.7% in 2004. Our Engineering segment's gross profit percentage increased slightly to 19.5% in 2005 from 19.4% in 2004. With respect to FEMA, the positive effect of the aforementioned incentive awards was more than offset by a higher use of subcontractors (at lower margins) to build the information infrastructure in 2005. Our Energy segment's gross profit percentage decreased to 7.1% in 2005 from 9.9% in 2004. In 2005, Energy's gross profit expressed as a percentage of revenues was adversely affected by the previously mentioned loss of certain projects in the Gulf of Mexico and the resulting change in our contract mix toward lower margin labor-based contracts, and the delays and cancellations of contracts in our CMMS business and related headcount reductions that occurred during the first and second quarters of 2005. We also increased our reserve for medical insurance claims by $0.7 million during the second quarter of 2005 and the majority of this expense was allocated to cost of work performed, thereby reducing gross profit for both the Engineering and Energy segments. Our gross profit for 2005 was further unfavorably impacted by $1.25 million as a result of the subsequent event relating to a professional liability insurance claim that is further discussed in Note 17 to the accompanying consolidated financial statements. Additionally, higher costs related to workers' compensation and general liability claims had a negative impact on our Energy segment's gross profit for 2005.

Expressed as a percentage of total contract revenues, gross profit increased to 15.7% in 2004 from 14.3% in 2003. Overall, our 2004 gross profit expressed as a percentage of revenues benefited from cost reduction measures implemented by management relative to our medical insurance coverage and from lower workers' compensation and general liability insurance costs associated with several favorable claim developments. Our Engineering segment's gross profit percentage increased to 19.4% in 2004 from 18.1% in 2003. This increase is primarily attributable to the effect of the new FEMA project, as slightly offset by higher medical insurance costs. Our Energy segment's gross profit percentage increased slightly to 9.9% in 2004 from 9.7% in 2003. This slight improvement reflects an increase in gross profit related to certain Managed Services contracts in 2004, cost reduction measures we implemented relative to our medical and 401(k) retirement benefit plans, and lower general liability insurance costs partially offset by lower profitability associated with certain overseas contracts.

Direct labor expressed as a percentage of total contract revenues was 31%, 30% and 37% in 2005, 2004 and 2003, respectively. Direct labor is a major component of our cost of work performed due to the nature of our service businesses. The recent decreases were attributable to greater usage of subcontractors by both our Engineering and Energy segments as compared to 2003.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses expressed as a percentage of total contract revenues decreased to 11.5% in 2005 from 12.2% in 2004. In the Engineering segment, SG&A expenses expressed as a percentage of revenues decreased to 12.3% in 2005 from 13.1% in 2004. In the Energy segment, SG&A expenses expressed as a percentage of revenues decreased to 10.0% in 2005 from 10.9% in 2004. These decreases in SG&A expenses expressed as a percentage of revenues primarily reflect the combination of significantly lower incentive compensation expense in both segments for 2005 in conjunction with the 5% increase in revenues. In addition to significantly lower incentive compensation expense being recorded in 2005 due to our 2005 financial performance, amounts previously accrued at December 31, 2004 under our long-term incentive compensation plan and totaling $0.3 million were reversed in the second quarter of 2005 when such amounts were no longer considered to be payable under the plan. Offsetting these decreases in SG&A expenses expressed as a percentage of revenues was the effect of our settling the A&L litigation. As discussed in Note 17 to the accompanying financial statements, this settlement had the effect of increasing our SG&A expenses (specifically Corporate overhead expense) by $0.9 million in the second quarter of 2005. Aside from the effect of this litigation settlement, Corporate overhead expense increased by $1.8 million for 2005, primarily due to higher salary and salary-related costs and professional fees. Professional fees related to the restatement totaled $0.5 million in 2005.

SG&A expenses expressed as a percentage of total contract revenues decreased to 12.2% in 2004 from 13.0% in 2003. Despite a 22% increase in SG&A expenses for 2004, the decrease in SG&A expenses as a percentage of revenues resulted from the aforementioned 29% increase in revenues. The increase in SG&A expenses was primarily related to accruals for our 2004 short-term and long-term incentive compensation programs at maximum levels. Allocated Corporate overhead costs expressed as a percentage of revenues decreased in 2004 as a result of lower spending associated with our new information systems, as partially offset by professional fees totaling $1.0 million incurred during 2004 in connection with our implementation of SOX. In our Engineering segment, SG&A expenses (including Corporate overhead) expressed as a percentage of revenues decreased to 13.1% in 2004 from 15.5% in 2003. Engineering's SG&A expenses (excluding Corporate overhead) expressed as a percentage of revenues decreased to 9.8% in 2004 from 10.9% in 2003. Engineering's Corporate overhead allocation amount was slightly lower in 2004, while its revenues increased by 37%. In addition, our Engineering segment's higher 2004 incentive compensation costs were more than offset by revenue increases resulting in an SG&A percentage decrease, excluding Corporate overhead. In our Energy segment, SG&A expenses (including Corporate overhead) expressed as a percentage of revenues increased to 10.9% in 2004 from 9.4% in 2003. Our Energy segment's SG&A expenses (excluding Corporate overhead) expressed as a percentage of revenues increased to 8.6% in 2004 from 7.1% in 2003. Energy's Corporate overhead allocation percentage was 2.3% in both 2004 and 2003; accordingly, higher 2004 incentive compensation expense accounted for both of Energy's SG&A percentage increases.

Other Income and Expense

Interest income increased to $0.3 million in 2005 versus $0.1 million in 2004. We were in a net invested position for the majority of 2005 versus a net borrowed position for the majority of 2004. Interest expense increased to $1.5 million in 2005 from $1.4 million in 2004. As a result of our underpayment of income, payroll, value added, and sales and use taxes in our Energy segment (see further discussion in Note 2 to the accompanying consolidated financial statements), we accrued $1.4 million in interest expense in 2005 versus $1.1 million in 2004. Other expense for 2005 totaled $0.6 million and included a write-down totaling $0.6 million associated with an unconsolidated Energy subsidiary as the result of Hurricanes Katrina and Rita. Other income for 2004 totaled $1.2 million and primarily included a gain of $0.2 million on the sale of an investment and equity earnings totaling $0.6 million from two unconsolidated minority-owned ventures.

Interest income was an insignificant amount in 2004 and 2003 due to minimal invested amounts and low interest rates on investments during both years. Interest expense was $1.4 million in both 2004 and 2003. We were in a net borrowed position under our credit agreement for the majority of 2003 and the first quarter of 2004. This borrowed position during the majority of 2003 and early 2004 resulted from changes in our billing process and system effective January 1, 2003, which caused temporary delays in both client billings and cash collections during 2003. (See additional discussion under the Liquidity and Capital Resources section below.) During the second and third quarters of 2004, we alternated back and forth between net borrowed and net invested positions. During the majority of the fourth quarter of 2004, we were in a net invested position. As a result of our restatement, we accrued $1.1 million in interest expense in 2004 versus $0.6 million in 2003. These interest accruals relate to the underpayment of income, payroll, value added and sales and use taxes in our Energy segment (see further discussion in Note 2 to the accompanying consolidated financial statements). Other income was $1.2 million for 2004 as compared to other expense of $0.7 million for 2003. Other expense for 2003 primarily consisted of a $0.8 million impairment of an investment in Energy Virtual Partners ("EVP"), an Energy services business, whose board voted to discontinue operations and liquidate the business.

Income Taxes

Our provisions for income taxes resulted in effective tax rates of 67% in 2005, 55% in 2004, and 122% in 2003. The variance between the United States ("U.S.") federal statutory rate and the effective rate for these periods is due primarily to taxes on foreign income, which we are not able to offset with U.S. foreign tax credits. Our effective rate is also negatively impacted by state income taxes, permanent items that are not deductible for U.S. tax purposes and Nigerian income taxes that are levied on a deemed income basis.

Contract Backlog

(In millions)	**December 31, 2005**	December 31, 2004
Engineering	**$ 1,109.2**	$ 1,115.2
Energy	**212.6**	284.3
Total	**$ 1,321.8**	$ 1,399.5

Backlog consists of that portion of uncompleted work that is represented by signed or executed contracts. Certain of our contracts with the Federal government and other clients may be terminated at will, or option years may not be exercised; therefore, no assurance can be given that all backlog will be realized.

As of December 31, 2005 and 2004, $566 million and $678 million of our backlog relates to a $750 million contract in the Engineering segment to assist FEMA in conducting a large-scale overhaul of the nations flood hazard maps, which commenced late in the first quarter of 2004. This contract includes data collection and analysis, map production, product delivery, and effective program management; and seeks to produce digital flood hazard data, provide access to flood hazard data and maps via the Internet, and implement a nationwide state-of-the-art infrastructure that enables all-hazard mapping. Due to the task order structure of the contract, realization of the timing and amount of the original contract value of $750 million remains difficult to predict. FEMA has identified specific program objectives and priorities which it intends to accomplish under this program. As the initial task orders are completed and progress against objectives is measured, we will become better able to predict realization of this contract award. We may at a time in the future reduce the backlog accordingly.

In our Energy segment, we also consider purchase orders from clients for labor services as backlog. These purchase orders typically have a twelve-month term. Amounts recorded as revenues on a periodic basis are reduced from backlog. Most purchase orders have cancellation clauses with thirty-day notice provisions.

Liquidity and Capital Resources

Net cash provided by operating activities was $12.5 million in 2005 and $28.5 million in 2004 compared to net cash used in operating activities of $14.7 million in 2003. The decrease in cash provided by operating activities for 2005 resulted primarily from lower net income, higher days sales outstanding associated with our net unbilled revenues, and lower accrued compensation (related to the 2004 incentive compensation bonuses that were paid in 2005). The cash provided by operating activities for 2004 was the direct result of significantly higher net income, higher payables at year-end 2004 associated with Engineering's new FEMA project, the accrued Engineering and Energy 2004 incentive compensation bonuses, and the accrued 2004 discretionary contribution to our 401(k) retirement plan totaling $1.5 million. The cash used in operating activities for 2003 was negatively affected by lower net income and year-end 2003 increases in receivables and net unbilled revenues of $9.2 million and $10.3 million, respectively. These increases were related to our implementation of our new billing system and related changes to our billing process effective January 1, 2003. As a result of these billing system and process changes, we experienced certain data conversion and training issues, which caused delays in producing client invoices during the first quarter of 2003.

Net cash used in investing activities was $7.1 million, $4.1 million and $4.8 million in 2005, 2004 and 2003, respectively. The cash used in investing activities for all three years relate entirely to capital expenditures. The capital expenditures for 2005 include office and field equipment purchases totaling $3.0 million, computer and software equipment totaling $3.1 million and leasehold improvements totaling $0.9 million. The capital expenditures for 2004 included office and field equipment purchases totaling $1.5 million, upgrades to our information systems totaling $1.0 million, and computer software and equipment purchases totaling $0.9 million. For 2003, the capital expenditures included leasehold improvements totaling $2.5 million for our largest Engineering office and $1.4 million relating to the new information systems. Our capital expenditures also included computer equipment and software purchases totaling $0.7 million for 2003. We also acquire computer equipment and software, as well as office space, furniture and fixtures, motor vehicles, and other equipment through operating leases. The use of operating leases reduces the level of capital expenditures that would otherwise be necessary to operate both segments of our business.

Net cash used in financing activities was $1.8 million and $18.1 million for 2005 and 2004, respectively, versus net cash provided by financing activities of $18.7 million for 2003. The cash usage for financing activities during 2005 resulted from stock repurchases totaling $1.8 million for 104,300 treasury shares, as partially offset by proceeds from the exercise of stock options in an amount of $0.6 million. During 2005, we also paid $0.6 million in capital lease obligations. The cash usage for financing activities during 2004 resulted from repayments of long-term debt totaling $13.5 million, the elimination of a book overdraft balance from year-end 2003 and payments for capital lease obligations of $0.3 million, as partially offset by proceeds from the exercise of stock options totaling $1.7 million. The cash provided by financing activities for 2003 reflects the proceeds from long-term debt totaling $13.5 million (which was used to fund the aforementioned working capital needs in conjunction with changes in our billing process and system and the resultant billing and collection delays), our book overdraft position with our bank at year-end 2003 and payments for capital lease obligation of $0.2 million. In addition, pursuant to our stock repurchase program, we paid $0.7 million to acquire 80,400 additional treasury shares during the first quarter of 2003.

In 1996, our Board of Directors authorized the repurchase of up to 500,000 shares of our Common Stock in the open market. In 2003, the Board of Directors authorized an additional repurchase of up to 500,000 shares for a total authorization of 1,000,000 shares. During 2003, we repurchased 80,400 treasury shares at an average market price of $8.58 per share (based on market prices ranging from $7.90 to $8.81 per share) for a total cost of $690,000. We made no treasury share repurchases during 2004. During the second and third quarters of 2005, we repurchased 104,300 treasury shares at an average market price of $17.11 per share (based on market prices ranging from $16.35 to $18.56 per share) for a total cost of $1,808,000. As of December 31, 2005, 520,319 treasury shares had been repurchased under our Board's authorizations. Under our credit agreement which became effective in September 2004 (see discussion below), our treasury share repurchases cannot exceed $5 million during the four-year term of the agreement.

The following table represents the number of shares available for repurchase under our stock repurchase program:

	2005	2004	2003
Shares available for repurchase — beginning of the year	**583,981**	583,981	164,381
Additional share authorization	**—**	—	500,000
Share repurchases	**(104,300)**	—	(80,400)
Shares available for repurchase — end of the year	**479,681**	583,981	583,981

Working capital increased to $49.3 million at December 31, 2005 from $43.6 million at December 31, 2004. Our current ratios were 1.35:1 and 1.32:1 at the end of 2005 and 2004, respectively.

We have an unsecured credit agreement (the "Agreement") with a consortium of financial institutions. The Agreement provides for a commitment of $60 million through September 17, 2008. The commitment includes the sum of the principal amount of revolving credit loans outstanding and the aggregate face value of outstanding letters of credit. As of December 31, 2005, only letters of credit totaling $7.0 million were outstanding under the Agreement. The Agreement requires us to meet minimum equity, leverage, interest and rent coverage, and current ratio covenants. If any of these financial covenants or certain other conditions of borrowing are not achieved, under certain circumstances, after a cure period, the banks may demand the repayment of all borrowings outstanding and/or require deposits to cover the outstanding letters of credit. We expect to be in compliance with these financial covenants for at least the next year.

In connection with the restatement of our consolidated financial statements through March 31, 2005, we did not timely file our quarterly reports on Form 10-Q for the second and third quarters of 2005 and the first quarter of 2006, or our annual report on Form 10-K for the year ended December 31, 2005. As a result, several covenant violations related to the timing of our financial reporting occurred under the Agreement. The lenders have waived these violations by allowing us to file our Forms 10-Q for the quarters ended June 30, 2005 and September 30, 2005, our Form 10-K for the year ended December 31, 2005, and our Form 10-Q for the quarter ended March 31, 2006, with the SEC by August 15, 2006. We expect to complete all of these past due filings by August 15, 2006.

Furthermore, we did not meet the SEC's filing deadline related to our Form 10-Q for the second quarter of 2006. Accordingly, our lenders have also waived our resulting covenant violation related to the timing of this filing by allowing us to file such Form 10-Q by September 30, 2006. We currently expect to be able to file our Form 10-Q for the second quarter of 2006 by September 30, 2006. Beginning with our Form 10-Q filing for the third quarter of 2006, we currently expect to complete our quarterly and annual SEC filings within the SEC's filing deadlines.

In 2003, as a result of the increased borrowings and our financial performance, we were required to seek and obtain waivers of several of our financial ratio covenants at the end of the second and third quarters. The most notable covenants that required waivers were debt to cash flow and leverage ratios. In connection with the third quarter waiver, we were able to amend our minimum owners' equity and leverage ratio financial covenants effective with the fourth quarter of 2003 computations, and the cost in excess of billings covenant was eliminated.

In the second quarter of 2003, we also entered into an agreement with our banks to provide a Revolving Credit Note (the "Note") in the amount of $5 million through the middle of the third quarter of 2003. The Note provided us with additional liquidity that was needed in conjunction with changes in our billing process and system which caused temporary delays in both client billings and cash collections during the first nine months of 2003. All borrowings were repaid and the Note matured during the third quarter of 2003.

We plan to utilize our borrowing capacity under the Agreement for short-term working capital needs, to support strategic opportunities that management identifies, and to make our past due tax payments. Our strategy is to better position ourselves for growth in our Engineering and Energy segments through selected opportunistic acquisitions that compliment our experience, skill and geographic presence. We consider acquisitions and investments as components of our growth strategy and intend to use both existing cash and the Agreement to fund such endeavors. If we commit to funding future acquisitions, we may need to adjust our credit facilities to reflect a longer repayment period on borrowings used for acquisitions.

After giving effect to the foregoing, we believe that the combination of cash generated from operations and our existing credit facility will be sufficient to meet our operating and capital expenditure requirements for at least the next year.

Contractual Obligations and Off-Balance Sheet Arrangements

A summary of our contractual obligations and off-balance sheet arrangements as of December 31, 2005 are as follows:

(Amounts in thousands)

Contractual Obligations	Total	Payments Due by period: Within 1 Year	2 – 3 Years	4 – 5 Years	Over 5 Years
Operating lease obligations	$ 65,738	$ 15,130	$ 24,904	$ 14,370	$ 11,334
Capital lease obligations	1,726	814	883	29	—
Purchase obligations	6,580	3,050	3,350	180	—
Other long-term liabilities	707	—	—	—	707
Total contractual obligations	$ 74,751	$ 18,994	$ 29,137	$ 14,579	$ 12,041

Off-Balance Sheet Arrangements	Total	Amount of Commitment Expiration per Period: Within 1 Year	2 – 3 Years	4 – 5 Years	Over 5 Years
Standby letters of credit	$ 6,957	$ —	$ —	$ —	$ 6,957
Performance and payment bonds	30	30	—	—	—
Total commercial commitments	$ 6,987	$ 30	$ —	$ —	$ 6,957

We primarily utilize operating leases to acquire assets used in our daily business activities. These assets include office space, computer and related equipment, and motor vehicles. The lease payments for use of these assets are recorded as expenses, but do not appear as liabilities on our consolidated balance sheets. Our most significant individual operating lease commitment relates to approximately 117,000 square feet of office space under lease in Moon Township, PA for our corporate and Engineering segment headquarters, through January 31, 2013. The related lease commitment for this office space totaled $16.1 million at December 31, 2005.

Our purchase obligations relate to legally binding agreements to purchase goods or services at agreed prices as of December 31, 2005. These obligations are associated with such items as maintenance agreements related to our information and telecommunication systems, services related to audits of our consolidated and subsidiary financial statements, insurance premiums and consulting agreements. Other long-term liabilities include those amounts on our December 31, 2005 balance sheet representing deferred compensation payable to our board of directors.

Our banks issue standby letters of credit ("LOCs") on our behalf of under the Agreement discussed above. As of December 31, 2005, most of our outstanding LOCs were issued to an insurance company to serve as collateral for payments the insurer is required to make under certain of our self-insurance programs. This LOC may be drawn upon in the event that we do not reimburse the insurance company for claims payments made on our behalf. Such LOC renews automatically on an annual basis unless either the LOC is returned to the bank by the beneficiary or our banks elect not to renew it.

Critical Accounting Policies

We have identified the following critical accounting policies as those that are most important to the portrayal of our results of operations and financial condition, and which require management's most difficult, subjective or complex judgments. Each of these policies are also addressed in Note 1 to the consolidated financial statements.

Project Cost Estimates to Complete — We utilize the percentage-of-completion method of accounting for the majority of our contracts in our Engineering segment. Revenues for the current period on these contracts are determined by multiplying the estimated margin at completion for each contract by the project's percentage of completion to date, adding labor costs, subcontractor costs and other direct costs ("ODCs") incurred to date, and subtracting revenues recognized in prior periods. In applying the percentage-of-completion method, a project's percent complete as of any balance sheet date is computed as the ratio of labor costs incurred to date divided by the total estimated labor costs at completion. Estimated labor costs at completion reflect labor costs incurred to date plus an estimate of the labor costs to complete the project. As changes in estimates of total labor costs at completion and/or estimated total losses on projects are identified, appropriate earnings adjustments are recorded during the period that the change or loss is identified. Due to the volume and varying degrees of complexity of our active Engineering projects, as well as the many factors that can affect estimated costs at completion, the computations of these estimates require the use of complex and subjective judgments. Accordingly, labor cost estimates to complete require regular review and revision to ensure that project earnings are not misstated. The percentage-of-completion method is also to account for certain construction-type contracts in our Energy segment. We have a history of making reasonably dependable estimates of costs at completion on our contracts that follow the percentage-of-completion method; however, due to uncertainties inherent in the estimation process, it is possible that estimated project costs at completion could vary from our estimates. As of December 31, 2005, management does not believe that material changes to project cost estimates at completion for any of our open projects are reasonably likely to occur.

Revenue Recognition — As referenced above, we recognize revenue under the percentage-of-completion method for the majority of our Engineering segment contracts in accordance with AICPA Statement of Position ("SOP") 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." Under certain circumstances, we may agree to provide new or additional engineering services to a client without a fully executed contract or change order. In these instances, although the costs of providing these services are expensed as incurred, the recognition of related contract revenues are delayed until the contracts and/or change orders have been fully executed by the clients, other suitable written project approvals are received from the clients, or until management determines that revenue recognition is appropriate based on the probability of client acceptance. The probability of client acceptance is assessed based on such factors as our historical relationship with the client, the nature and scope of the services to be provided, and management's ability to accurately estimate the realizable value of the services to be provided. Under this policy, we had not recognized potential future revenues estimated at $1.4 million and $2.0 million as of December 31, 2005 and 2004, respectively, for which the related costs had already been expensed as of these dates. The consistent application of this policy may result in revenues being recognized in a period subsequent to the period in which the related costs were incurred and expensed.

Our Energy segment recognizes revenue for the majority of its contracts in accordance with SEC Staff Accounting Bulletin No. ("SAB") 104, "Revenue Recognition." SAB 104 requires that revenue should generally be recognized only after (1) persuasive evidence of an arrangement exists, (2) the related services have been rendered, (3) our selling price is fixed or determinable, and (4) collectibility is reasonably assured.

Income Taxes — We account for income taxes in accordance with Statement of Financial Accounting Standards No. ("SFAS") 109. We record our annual current tax provision based upon our book income plus or minus any permanent and temporary differences multiplied by the statutory rate in the appropriate jurisdictions where we operate. In certain foreign jurisdictions where we operate, income tax is based on a deemed profit methodology which is a function of revenue. In these foreign jurisdictions, we calculate our annual current tax provision based on our recorded revenue multiplied by the foreign jurisdictions statutory rates. The calculation of our annual tax provision may require interpreting tax laws and regulations and could result in the use of judgments or estimates which could cause our recorded tax liability to differ from the actual amount due.

We recognize current tax assets and liabilities for estimated taxes refundable or payable on tax returns for the current year. We also recognize deferred tax assets or liabilities for the estimated future tax effects attributable to temporary differences and carryforwards. Our current and deferred tax assets and liabilities are measured based on provisions in enacted tax laws in each jurisdiction where we operate. We do not consider the effects of future changes in tax laws or rates in the current period. We analyze our deferred tax assets and place a valuation allowance on those assets, if we do not expect the realization of these assets to be more likely than not.

Contingencies — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and also affect the amounts of revenues and expenses reported for each period. Specifically, management estimates are inherent in the assessment of our exposure to insurance claims that fall below policy deductibles and to litigation and other legal claims and contingencies, as well as in determining our liabilities for incurred but not reported ("IBNR") insurance claims. Significant judgments by us, and reliance on third-party experts are utilized in determining probable and/or reasonably estimable amounts to be recorded or disclosed in our financial statements. The results of any changes in accounting estimates are reflected in the financial statements of the period in which the changes are determined. We do not believe that material changes to these estimates are reasonably likely to occur.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS 123R, which replaces SFAS 123 and supersedes Accounting Principles Board Opinion No. ("APB") 25, "Accounting for Stock Issued to Employees." SFAS 123R also amends SFAS 95, "Statement of Cash Flows," to require reporting of excess tax benefits from the exercises of stock-based compensation awards as a financing cash inflow rather than as an operating cash inflow. The Securities and Exchange Commission ("SEC") subsequently amended the effective date of SFAS 123R to be effective for the first interim period after December 31, 2005 for calendar year companies. SFAS 123R requires that the expense resulting from all share-based payment transactions be recognized in the financial statements. This statement applies to all awards granted after the required effective date, and shall not apply to awards granted in periods before the required effective date, except if prior awards are modified, repurchased or cancelled after the effective date. In March 2005, the SEC released Staff Accounting Bulletin ("SAB") 107 to assist registrants in implementing SFAS 123R while enhancing the information that investors receive. The FASB has also issued interpretative guidance. We will adopt the provisions of SFAS 123R on January 1, 2006 and expect to use the modified prospective application method in our adoption of SFAS 123R. SFAS 123R will not have a material impact on our financial statements since we have been recording our stock-based compensation expense under the fair value method in accordance with SFAS 123 since January 1, 2003.

In December 2004, the FASB issued SFAS 153 "Exchanges of Nonmonetary Assets — an Amendment of APB No. 29." APB 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of assets exchanged. The guidance in APB 29, however, included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions of this statement are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not expect the provisions of this statement will have any impact on our financial statements.

In December 2004, the FASB issued Staff Position No. ("FSP") 109-1, "Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004," and 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004." FSP 109-1 provides guidance on the application of SFAS 109, "Accounting for Income Taxes," to the provision within the American Jobs Creation Act of 2004 ("the Act") that provides a tax deduction on qualified production activities. FSP 109-2 provides for a special one-time tax benefit on the repatriation of certain foreign earnings to a U.S. taxpayer, provided certain criteria are met. Both FSP 109-1 and 109-2 were effective upon issuance. Neither of these provisions had any impact on our 2005 financial statements.

In March 2005, the FASB issued FIN 47, "Accounting for Conditional Asset Retirement Obligations." FIN 47 clarifies that the term "conditional asset retirement obligation", as used in SFAS 143, "Accounting for Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, FIN 47 clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the fair value of the liability can be reasonably estimated. This interpretation was effective for fiscal years ending after December 15, 2005. We adopted FIN 47 in the fourth quarter of 2005, and such adoption had no impact on our financial statements.

In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections, a replacement of APB No. 20 and FASB Statement No. 3." SFAS 154 requires, among other things, retrospective application, unless impracticable, to prior period financial statements for voluntary changes in accounting principles and changes required by an accounting pronouncement in the unusual circumstances in which the pronouncement does not include specific transition provisions. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets should be accounted for as a change in accounting estimate effected by a change in accounting principle. The guidance for reporting the correction of an error in previously issued financial statements and the change of an accounting estimate will not change from APB 20. SFAS 154 is effective for us beginning January 1, 2006. We do not expect the adoption of this standard will have a material impact on our consolidated financial statements.

In July 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes." FIN 48 provides guidance on the measurement, recognition, classification and disclosure of, as well as the interim period accounting for, uncertain tax positions. We will be required to adopt the provisions of FIN 48 effective January 1, 2007. We are currently evaluating the impact that FIN 48 will have on our financial statements.

MICHAEL BAKER CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)	For the Years Ended December 31, 2005	2004 (As Restated - See Note 2)	2003 (As Restated - See Note 2)
Total contract revenues	**$ 579,278**	$ 552,046	$ 426,761
Cost of work performed	**495,883**	465,601	365,703
Gross profit	**83,395**	86,445	61,058
Selling, general and administrative expenses	**66,513**	67,577	55,338
Income from operations	**16,882**	18,868	5,720
Other income/(expense):			
Interest income	**341**	84	23
Interest expense	**(1,520)**	(1,414)	(1,400)
Other, net	**(586)**	1,181	(640)
Income before income taxes	**15,117**	18,719	3,703
Provision for income taxes	**10,066**	10,325	4,503
Net income/(loss)	**5,051**	8,394	(800)
Other comprehensive income/(loss):			
Foreign currency translation adjustments, net of $0 tax	**425**	(217)	(343)
Unrealized gain on investment:			
Unrealized holding gain, net of $30 tax in 2003	**—**	—	37
Less: Reclassification adjustment for gain on sale included in net income, net of $89 tax benefit in 2004	**—**	(109)	—
Comprehensive income/(loss)	**$ 5,476**	$ 8,068	$ (1,106)
Basic earnings/(loss) per share	**$ 0.59**	$ 1.00	$ (0.10)
Diluted earnings/loss) per share	**$ 0.58**	$ 0.98	$ (0.10)

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

(In thousands)	As of December 31, 2005	2004 (As Restated - See Note 2)
Current Assets		
Cash and cash equivalents	$ 19,041	$ 15,471
Receivables, net	79,177	79,559
Unbilled revenues on contracts in progress	84,654	73,852
Prepaid expenses and other	8,373	11,893
Total current assets	191,245	180,775
Property, Plant and Equipment, net	21,805	19,013
Other Assets		
Goodwill and other intangible assets, net	8,661	8,947
Other assets	3,750	5,640
Long-term deferred tax asset	—	638
Total other assets	12,411	15,225
Total assets	$ 225,461	$ 215,013

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS' INVESTMENT

(In thousands, except share amounts)	As of December 31, 2005	2004 (As Restated - See Note 2)
Current Liabilities		
Accounts payable	**$ 45,570**	$ 48,723
Accrued employee compensation	**25,475**	31,596
Accrued insurance	**11,544**	9,758
Billings in excess of revenues on contracts in progress	**13,060**	9,705
Current deferred tax liability	**13,197**	11,957
Income taxes payable	**9,827**	4,464
Other accrued expenses and current liabilities	**23,308**	20,948
Total current liabilities	**141,981**	137,151
Other Liabilities		
Commitments and contingencies (Note 13)	**—**	—
Other long-term liabilities	**2,900**	3,081
Long-term deferred tax liabilities	**756**	—
Total liabilities	**145,637**	140,232
Shareholders' Investment		
Common Stock, par value $1, authorized 44,000,000 shares, issued 8,985,168 and 8,910,371 shares in 2005 and 2004, respectively	**8,985**	8,910
Additional paid-in capital	**42,138**	40,730
Retained earnings	**34,339**	29,288
Unearned compensation	**(173)**	(65)
Accumulated other comprehensive loss —		
Cumulative foreign currency translation adjustments	**(704)**	(1,129)
Less — 495,537 and 391,237 shares of Common Stock in treasury, at cost, in 2005 and 2004, respectively	**(4,761)**	(2,953)
Total shareholders' investment	**79,824**	74,781
Total liabilities and shareholders' investment	**$ 225,461**	$ 215,013

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	For the Years Ended December 31, 2005	2004 (As Restated - See Note 2)	2003 (As Restated - See Note 2)
Cash Flows from Operating Activities			
Net income/(loss)	**$ 5,051**	$ 8,394	$ (800)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:			
Depreciation and amortization	**5,093**	4,919	5,081
Stock-based compensation expense	**128**	674	78
Tax benefit of stock compensation	**140**	493	33
Deferred income tax expense	**2,743**	7,922	2,279
Impairment of Energy Virtual Partners	**—**	—	770
Changes in assets and liabilities:			
Increase in receivables and contracts in progress	**(7,075)**	(32,988)	(19,462)
Increase in accounts payable and accrued expenses	**66**	42,094	916
(Increase)/decrease in other net assets	**6,315**	(3,014)	(3,553)
Total adjustments	**7,410**	20,100	(13,858)
Net cash provided by/(used in) operating activities	**12,461**	28,494	(14,658)
Cash Flows from Investing Activities			
Additions to property, plant and equipment	**(7,078)**	(4,055)	(4,787)
Net cash used in investing activities	**(7,078)**	(4,055)	(4,787)
Cash Flows from Financing Activities			
(Repayments of)/proceeds from long-term debt	**—**	(13,481)	13,481
Payments for capital lease obligations	**(581)**	(325)	(176)
(Decrease)/increase in book overdrafts	**—**	(6,022)	6,022
Proceeds from exercise of stock options	**576**	1,734	49
Payments to acquire treasury stock	**(1,808)**	—	(690)
Net cash (used in)/provided by financing activities	**(1,813)**	(18,094)	18,686
Net increase/(decrease) in cash and cash equivalents	**3,570**	6,345	(759)
Cash and cash equivalents, beginning of year	**15,471**	9,126	9,885
Cash and cash equivalents, end of year	**$ 19,041**	$ 15,471	$ 9,126
Supplemental Disclosures of Cash Flow Data			
Cash paid during the year for:			
Interest paid	**$ 163**	$ 283	$ 789
Income taxes paid	**$ 864**	$ 2,557	$ 4,826
Supplemental Schedule of Non-Cash Investing and Financing Activities			
Vehicles & equipment acquired through capital lease obligations	**$ 675**	$ 1,063	$ 544
Equipment acquired on credit	**$ 41**	$ 516	$ —

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

(In thousands)	Common Stock, Par Value $1	Treasury Shares	Treasury Amount	Additional Paid-In Capital	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income/(Loss)
Balance, January 1, 2003*	$ 8,694	(311)	$ (2,263)	$ 38,349	$ 21,694	$ —	$ (497)
Net loss*	—	—	—	—	(800)	—	—
Stock options exercised*	10	—	—	72	—	—	—
Restricted stock issued	7	—	—	52	—	(60)	—
Amortization of restricted stock	—	—	—	—	—	20	—
Options granted	—	—	—	61	—	—	—
Treasury stock purchases	—	(80)	(690)	—	—	—	—
Other comprehensive income/(loss), net of tax*:							
Foreign currency translation adjustments	—	—	—	—	—	—	(343)
Unrealized holding gain on investment	—	—	—	—	—	—	37
Balance, December 31, 2003	8,711	(391)	(2,953)	38,534	20,894	(40)	(803)
Net income*	—	—	—	—	8,394	—	—
Stock options exercised*	192	—	—	2,035	—	—	—
Restricted stock issued	7	—	—	81	—	(88)	—
Amortization of restricted stock	—	—	—	—	—	63	
Options granted	—	—	—	80	—	—	—
Other comprehensive loss, net of tax*:							
Foreign currency translation adjustments	—	—	—	—	—	—	(217)
Reclassification adjustment for gain on sale of investment	—	—	—	—	—	—	(109)
Balance, December 31, 2004	8,910	(391)	(2,953)	40,730	29,288	(65)	(1,129)
Net income	—	—	—	—	5,051	—	—
Stock options exercised	43	—	—	673	—	—	—
Restricted stock issued	32	—	—	601	—	(242)	—
Amortization of restricted stock	—	—	—	—	—	134	—
Options granted	—	—	—	134	—	—	—
Treasury stock purchases	—	(104)	(1,808)	—	—	—	—
Other comprehensive income, net of tax:							
Foreign currency translation adjustments	—	—	—	—	—	—	425
Balance, December 31, 2005	$ 8,985	(495)	$ (4,761)	$ 42,138	$ 34,339	$ (173)	$ (704)

* As Restated — See Note 2.

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Michael Baker Corporation ("we, us, our"), our subsidiaries, subsidiaries over which we exercise control, and entities for which we are determined to be the primary beneficiary under Financial Accounting Standards Board Interpretation No. ("FIN") 46R, "Consolidation of Variable Interest Entities." We do not have any variable interest entities requiring consolidation. Minority interest amounts relating to our less-than-wholly-owned consolidated subsidiaries are included within the other, net caption in our Consolidated Statements of Income and within the other long-term liabilities caption in our Consolidated Balance Sheets. Investments in non-consolidated affiliates (20 to 50% owned companies) over which we exercise significant influence are accounted for under the equity method, and entities which we own less than 20% are accounted for under the cost method, in our Consolidated Balance Sheets and Statements of Income. All intercompany balances and transactions have been eliminated in consolidation.

Accounting for Contracts

We earn our revenues from the provision of Engineering and Energy related services. In providing these services, we typically incur direct labor costs, subcontractor costs, and certain other direct costs ("ODCs") which include "out-of-pocket" expenses. Under certain cost-type contracts with governmental agencies in our Engineering segment, we are not contractually permitted to earn a margin on subcontractor costs and ODCs. The majority of all other Engineering contracts are structured such that margin is earned on direct labor costs, and not on subcontractor costs and ODCs. In accordance with Emerging Issues Task Force Issue No. ("EITF") 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," and EITF 01-14, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred," we have assessed the indicators provided in EITF 99-19 and determined that we will include our direct labor costs, subcontractor costs and ODCs in computing and reporting our total contract revenues as long as we remain responsible to the client for the fulfillment of the contract and for the overall acceptability of all services provided.

Revenue is recognized for the majority of contracts in our Engineering segment under the percentage-of-completion method of accounting in accordance with AICPA Statement of Position ("SOP") 81-1, "Accounting for Performance of Construction-Type and Certain Performance-Type Contracts." Revenues for the current period on fixed-price and cost-type contracts are determined by multiplying the estimated margin at completion for each contract by the project's percentage of completion to date, adding labor costs, subcontractor costs and ODCs incurred to date, and subtracting revenues recognized in prior periods. In applying the percentage-of-completion method to these contracts, we measure the extent of progress toward completion as the ratio of labor costs incurred to date over total estimated labor costs at completion. As work is performed under contracts, estimates of the costs to complete are regularly reviewed and updated. As changes in estimates of total costs at completion on projects are identified, appropriate earnings adjustments are recorded during the period that the change is identified. Provisions for estimated losses on uncompleted contracts are recorded during the period in which such losses become evident. Revenues related to contractual claims, which arise from customer-caused delays or change orders unapproved as to both scope and price, are recorded only when the amounts have been agreed with the client. Profit incentives and/or award fees are recorded as revenues when the amounts are both probable and reasonably estimable. For contracts that do not qualify for percentage-of-completion accounting, revenue is recognized in accordance with Staff Accounting Bulletin No. ("SAB") 104, "Revenue Recognition." Under SAB 104, revenue is generally recognized only after (1) persuasive evidence of an arrangement exists, (2) the related services have been rendered, (3) our selling price is fixed or determinable, and (4) collectibility is reasonably assured.

Under certain circumstances, we may agree to provide new or additional engineering services to a client without a fully executed contract or change order. In these instances, although the costs of providing these services are expensed as incurred, the recognition of related contract revenues is delayed until the contracts and/or change orders have been fully executed by the clients, other suitable written project approvals are received from the clients, or until management determines that revenue recognition is appropriate based on the probability of client acceptance. The probability of client acceptance is assessed based on such factors as our historical relationship with the client, the nature and scope of the services to be provided, and management's ability to accurately estimate the realizable value of the services to be provided.

Total contract revenues for the operations and maintenance contracts in our Energy segment are primarily recognized as related services are provided in accordance with SAB 104. Performance bonuses are earned under certain operations and maintenance contracts in the Energy segment. These bonuses are recorded as revenues when all criteria of SAB 104 have been met.

Fair Value of Financial Instruments

The fair value of financial instruments classified as cash and cash equivalents, receivables, accounts payable, capital lease obligations and other long-term liabilities approximates carrying value due to the short-term nature of the instruments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and also affect the amounts of revenues and expenses reported for each period. Actual results could differ from those which result from using the estimates. The use of estimates is an integral part of determining cost estimates to complete under the percentage-of-completion method of accounting for contracts. Management also utilizes estimates in recording profit incentives and/or award fee revenues under its contracts, in the assessment of our exposure to insurance claims that fall below policy deductibles, in determining our liabilities for incurred but not reported ("IBNR") insurance claims, incentive compensation and income tax expense, and to assess its litigation and other legal claims and contingencies. The results of any changes in accounting estimates are reflected in the consolidated financial statements of the period in which the changes become evident.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand or deposit, and money market mutual funds with remaining maturities of less than 90 days at the time of purchase.

Foreign Currency Translation

Some of our foreign subsidiaries utilize the local currencies as the functional currency. Accordingly, assets and liabilities of these subsidiaries are translated to U.S. Dollars at exchange rates in effect at the balance sheet date whereas income and expense accounts are translated at average exchange rates during the year. The resulting translation adjustments are recorded as a separate component of shareholders' investment. We also have a foreign subsidiary for which the functional currency is the U.S. Dollar. The resulting translation gains or losses for this subsidiary are included in our Consolidated Statements of Income.

Leases

We lease office space with lease terms ranging from 1 to 10 years. These lease agreements typically contain tenant improvement allowances and rent holidays. In instances where one or more of these items are included in a lease agreement, we record these allowances as a leasehold improvement asset (which is included in property and equipment, net) and a related deferred rent liability in our Consolidated Balance Sheets. These asset amounts are amortized on a straight-line basis over the shorter of the term of the lease or useful life of the asset as additional amortization expense and a reduction to rent expense, respectively. The deferred rent liability balances are recognized over the term of the lease. Lease agreements sometimes contain rent escalation clauses, which are recognized on a straight-line basis over the life of the lease in accordance with Statement of Financial Accounting Standards No. ("SFAS") No. 13, "Accounting for Leases," as amended. Lease terms generally range from 1 to 10 years with one or more renewal options. For leases with renewal options, we record rent expense and amortize the leasehold improvements on a straight-line basis over the original lease term, exclusive of the renewal period. When a renewal occurs, we record rent expense over the new term. We expense any rent costs incurred during the period of time we perform construction activities on newly leased property.

We lease computer hardware and software, office equipment and vehicles with lease terms ranging from 1 to 5 years. Leasing is used for certain capital additions when considered cost effective relative to other sources of capital. Before entering into a lease, an analysis is performed to determine whether a lease should be classified as a capital or an operating lease according to SFAS 13.

Long-Lived Assets

In accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we evaluate the recoverability of our long-lived assets (including our investments in unconsolidated subsidiaries and equity investees) when events or changes in circumstances suggest that the carrying value of assets may not be recoverable. If the carrying value of a long-lived asset is determined to exceed its fair value, an impairment charge is recorded in the period in which the impairment becomes evident.

Capitalization of Software Costs

We capitalize certain costs incurred in connection with developing or obtaining internal use software in accordance with SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." During the software application development stage, capitalized costs include the cost of the software, external consulting costs and internal payroll costs for employees who are directly associated with a software project. Similar costs related to software upgrades and enhancements are capitalized if they result in added functionality which enables the software to perform tasks it was previously incapable of performing. These capitalized software costs are included in "Property, Plant and Equipment, net" in our Consolidated Balance Sheets. Software data conversion, training and maintenance costs are expensed in the period in which they are incurred.

Depreciation and Amortization

Depreciation on property, plant and equipment is principally recorded using the straight-line method over the estimated useful lives of the assets. The estimated useful lives range from 2 to 40 years on buildings and improvements, 3 to 10 years on equipment and vehicles, 30 years for marine vessels, and 3 to 7 years on computer hardware and software. Assets held under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the asset. Upon disposal of property, the asset and related accumulated depreciation accounts are relieved of the amounts recorded therein for such items, and any resulting gain or loss is reflected in income. Amortization of finite-lived intangible assets is provided on a straight-line basis over the estimated useful lives of the assets. Our only amortizing intangible asset is a non-compete agreement which is being amortized over 7 years.

Goodwill

Goodwill, which represents the excess of acquisition cost over the fair value of net assets of acquired companies, has not been amortized since we adopted SFAS 142, "Goodwill and Other Intangible Assets," on

January 1, 2002. Our goodwill balance of each reporting unit, as defined by SFAS 142, is evaluated for potential impairment during the second quarter of each year or when events occur or circumstances change that could cause the balance to be impaired. Reporting units for purposes of this test are identical to our operating segments, which are further discussed in Note 5. The evaluation of impairment involves comparing the current fair value of the business to the recorded value, including goodwill. We utilize estimates of future net cash flows and earnings before interest, taxes, depreciation and amortization ("EBITDA") multiples to determine the fair value of the business.

Comprehensive Income

Comprehensive income consisted of net income, foreign currency translation adjustments, and unrealized gain/(loss) on equity investments, net of tax, for the years ended December 31, 2004 and 2003. These components are included in the accompanying Consolidated Statements of Income and Shareholders' Investment.

From 2000 through the first quarter of 2004, we held a common stock investment in an insurance company. During this period, unrealized gains and losses on this investment were included in shareholders' investment as a component of accumulated other comprehensive loss. When this investment was sold in the first quarter of 2004, the related accumulated unrealized gain as of December 31, 2003 was reclassified from accumulated other comprehensive loss to other income.

Subsequent to the sale of our common stock investment in the first quarter of 2004, the only component of our accumulated other comprehensive income/(loss) balance was foreign currency translation adjustments as of December 31, 2005 and 2004.

Income taxes

We account for income taxes in accordance with SFAS 109, "Accounting for Income Taxes." We record our annual current tax provision based upon our book income, plus or minus any permanent and temporary differences, multiplied by the statutory rate in the majority of the jurisdictions where we operate. In certain foreign jurisdictions where we operate, income tax is based on a deemed profit methodology which is a function of revenue. In these foreign jurisdictions, we calculate our annual current tax provision based on our recorded revenue multiplied by the foreign jurisdictions statutory rates. The calculation of our annual tax provision may require interpreting tax laws and regulations and could result in the use of judgments or estimates which could cause our recorded tax liability to differ from the actual amount due.

We recognize current tax assets and liabilities for estimated taxes refundable or payable on tax returns for the current year. We also recognize deferred tax assets or liabilities for the estimated future tax effects attributable to temporary differences and carryforwards. Our current and deferred tax assets and liabilities are measured based on provisions in enacted tax laws in each jurisdiction where we operate. We do not consider the effects of future changes in tax laws or rates in the current period. We analyze our deferred tax assets and place valuation allowances on those assets, if we do not expect the realization of these assets to be more likely than not.

Penalties resulting from underpaid income taxes are included in selling, general and administrative expenses in our Consolidated Statements of Income. Interest expense associated with underpaid income taxes is included in the interest expense caption in our Consolidated Statements of Income.

Accounting for Stock Options

As permitted under SFAS 148, "Accounting for Stock-Based Compensation — Transition and Disclosure" and discussed further in Note 15, we adopted the prospective method of applying SFAS 148. Under the prospective method, we began expensing the fair value of all stock options granted, modified or settled effective January 1, 2003. Prior to January 1, 2003, we utilized the intrinsic value method of accounting for stock-based compensation, as originally promulgated by Accounting Principles Board Opinion No. ("APB") 25,

"Accounting for Stock Issued to Employees," and as permitted under SFAS 123, "Accounting for Stock-Based Compensation."

During 2005, 2004 and 2003, we granted a total of 16,000, 14,000 and 14,000 options to our non-employee Board members and recognized related compensation expense in the amounts of $133,000, $80,000 and $61,000, respectively. The exercise prices associated with these option grants were equal to the average market prices on the dates of the grants. We do not currently pay dividends.

If compensation expense for our stock incentive plans had been determined based on the fair value at the grant dates for awards under those plans, consistent with the method prescribed by SFAS 123, our pro forma net income/(loss) and earnings/(loss) per share amounts would have been as follows:

(In thousands)	2005	Restated 2004	Restated 2003
Net income/(loss), as reported	$ 5,051	$ 8,394	$ (800)
Add: Stock-based employee compensation expense included in reported net income/(loss), net of related tax effects	72	378	33
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(89)	(481)	(259)
Pro forma net income/(loss)	$ 5,034	$ 8,291	$ (1,026)

	2005	Restated 2004	Restated 2003
Reported earnings/(loss) per share:			
Basic	$ 0.59	$ 1.00	$ (0.10)
Diluted	0.58	0.98	(0.10)
Pro forma earnings/loss) per share:			
Basic	$ 0.59	$ 0.99	$ (0.12)
Diluted	0.58	0.97	(0.12)

Earnings/(Loss) Per Common Share

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for the years ended December 31, 2005, 2004 and 2003. The additional shares included in diluted shares outstanding are entirely attributable to stock options.

(In thousands except per share data)	2005	2004	2003
Net income/(loss)	$ 5,051	$ 8,394	$ (800)
Basic weighted average shares outstanding	8,507	8,402	8,324
Basic earnings/(loss) per share	$ 0.59	$ 1.00	$ (0.10)
Effect of dilutive securities:			
Stock options	208	152	—
Diluted weighted average shares outstanding	8,715	8,554	8,324
Diluted earnings/(loss) per share	$ 0.58	$ 0.98	$ (0.10)

As of December 31, 2005, 2004 and 2003, we had zero, 174,624 and 296,435 stock options outstanding, respectively, which were not included in the computations of diluted shares outstanding for the respective twelve-month periods because the option exercise prices were greater than the average market prices of the common shares. Such options could potentially dilute basic earnings per share in future periods. If we would have earned a profit during 2003, 78,471 common equivalent shares would have been added to basic weighted average shares outstanding to compute diluted weighted average shares outstanding. This revision had no effect on the previously reported 2003 diluted earnings per share amounts.

Reclassifications

Certain reclassifications have been made to prior years' consolidated statements of cash flows and consolidated statements of shareholders' investment in order to conform to the current year presentation.

2. RESTATEMENT OF PRIOR YEARS' CONSOLIDATED FINANCIAL STATEMENTS

Subsequent to the issuance of our condensed consolidated financial statements for the quarter ended March 31, 2005, we determined that accounting errors, as described below, were included in our previously issued consolidated financial statements. As a result, we have restated the accompanying 2004 and 2003 consolidated financial statements to correct the accounting errors described below. The following table presents the impact of the restatement on the 2004 and 2003 net income/(loss) and diluted earnings/(loss) per share (amounts in thousands, except earnings per share):

	For the Years Ended December 31,			
	2004		2003	
	Amount	Diluted EPS	Amount	Diluted EPS
Net income, as originally reported	$ 12,292	$ 1.44	$ 2,066	$ 0.25
Restatement items, pre-tax:				
Penalties and interest on taxes (1)	(1,710)		(899)	
Domestic sales and use taxes (2)	(1,714)		(13)	
International payroll taxes (3)	(1,537)		(824)	
International value added taxes (4)	(635)		(241)	
Minority interest adjustments (5)	(156)		5	
Sale of marketable securities (6)	(145)		—	
Professional liability IBNR (7)	(40)		(20)	
Unrecorded capital leases (8)	(10)		(3)	
Revenue for reimbursable taxes (9)	1,295		778	
Incentive compensation adjustment (10)	514		—	
Project claim settlement (11)	499		—	
Reclassification of non-income taxes (12)	(438)		—	
Subtotal — pre-tax adjustments	(4,077)		(1,217)	
Income tax adjustments:				
International income taxes (13)	(1,274)		(1,053)	
Income tax effects on the above (14)	1,453		(596)	
Net income/(loss), as restated	$ 8,394	$ 0.98	$ (800)	$ (0.10)

Our accompanying 2004 and 2003 consolidated financial statements are being restated to correct the following errors:

(1) The underaccrual of estimated penalties and interest related to the underpayment of international income, payroll and value added taxes and domestic sales and use taxes by certain wholly-owned Energy segment subsidiaries, as noted in items (2)-(4) and (13) below. These adjustments had the effects of reducing beginning retained earnings for fiscal year 2003 and reducing pre-tax income in both 2003 and 2004.

(2) The underaccrual of domestic sales and use taxes by one of our wholly-owned Energy segment subsidiaries. This adjustment had the effects of reducing pre-tax income in both 2003 and 2004.

(3) The underaccrual of international payroll taxes by a wholly-owned Energy subsidiary related to employees working on international projects. These adjustments had the effects of reducing beginning retained earnings for fiscal year 2003 and reducing pre-tax income in both 2003 and 2004.

(4) The underaccrual of international value added taxes by certain wholly-owned Energy segment subsidiaries. These adjustments had the effects of reducing beginning retained earnings for fiscal year 2003 and reducing pre-tax income in both 2003 and 2004.

(5) Adjustments related to minority interest balances recorded by our majority-owned Nigerian subsidiary. These adjustments are primarily related to the valuation allowances recorded against prepaid income tax asset balances that are referred to in item (13) below. These adjustments had the effects of increasing beginning retained earnings and pre-tax income for fiscal year 2003 and reducing pre-tax income for 2004.

(6) Failure to record an adjustment related to the demutualization of an insurance company (which had previously provided us with coverage), from which shares of stock were received and subsequently sold. The shares were not valued and recorded as an asset when received in 2000, unrealized gains and losses were not recorded as other comprehensive income during the holding period, and the entire amount of sale proceeds was improperly recorded as a gain when sold in the first quarter of 2004. This adjustment had the effects of improving beginning retained earnings for fiscal year 2003 and reducing pre-tax income in the first quarter of 2004.

(7) Failure to record an IBNR liability for self-insured professional liability insurance losses in all prior periods. This adjustment had the effect of reducing opening retained earnings in fiscal year 2003, and there were immaterial adjustments to the liability balance and related expense amounts in both 2003 and 2004.

(8) Unrecorded capital lease assets and obligations related to leased equipment and vehicles. These adjustments had the effects of reducing beginning retained earnings for fiscal year 2003 by an immaterial amount and reducing pre-tax income in both 2004 and 2003 by immaterial amounts. These adjustments further resulted in additional capital lease assets and related capital lease obligations totaling approximately $1.15 million being recorded as of December 31, 2004.

(9) Adjustments to record additional revenue related to certain international income, payroll and value added taxes (as discussed in items (3) and (4) above and item (13) below) which are reimbursable by a customer pursuant to the terms of the related contract. These adjustments had the effect of increasing pre-tax income in both 2003 and 2004.

(10) An adjustment to reduce our long-term incentive compensation plan expense for the impact the restatement had on reducing net income. Because a key element of our plan is our financial results, these incentive compensation amounts were not subsequently paid. This adjustment had the effect of increasing pre-tax income for the fourth quarter of 2004.

(11) Failure to properly record a non-routine accounting adjustment related to a self-insured project claim settlement. This adjustment had the effect of increasing pre-tax income for the fourth quarter of 2004.

(12) A reclassification of certain international taxes other than income that were previously included in our 2004 provision for income taxes. In connection with our preparation of the restated 2004 income tax provision, it was determined that these amounts were improperly classified. An offsetting amount is included in item

(14) below. This reclassification had the effect of decreasing both pre-tax income and our provision for income taxes in 2004, but had no effect on our 2004 net income.

(13) The underaccrual of international income taxes by certain wholly-owned Energy segment subsidiaries. Additionally, we recorded valuation allowances against the prepaid income tax asset balances recorded in prior periods by a majority-owned Nigerian subsidiary, which valuation allowances should have been previously recorded based on our inability to realize these assets. In summary, these adjustments had the effects of reducing beginning retained earnings for fiscal year 2003 and reducing net income in both 2003 and 2004.

(14) The incremental effects of all foregoing restatement adjustments on the provision for income taxes in our Consolidated Statements of Income, as well as certain other adjustments that were determined to be necessary when the restated income tax provisions were prepared, such as the balance sheet effect on paid-in capital of the windfall tax benefits associated with stock option exercises. These adjustments had the effects of increasing beginning retained earnings for fiscal year 2003, reducing net income for 2003, and increasing net income for 2004.

The following table presents the effects of the adjustments on our previously issued Consolidated Statement of Income for the year ended December 31, 2004:

	For the Year Ended December 31, 2004		
(In thousands, except per share amounts)	As Previously Reported	Adjustments	As Restated
Total contract revenues (footnote 9)	$ 550,751	$ 1,295	$ 552,046
Cost of work performed (footnotes 3 & 11)	464,563	1,038	465,601
Gross profit	86,188	257	86,445
Selling, general and administrative expenses (footnotes 1, 2, 4, 7, 8, 10 & 12)	64,760	2,817	67,577
Income from operations	21,428	(2,560)	18,868
Other income/(expense):			
Interest income	84	—	84
Interest expense (footnotes 1 & 8)	(196)	(1,218)	(1,414)
Other, net (footnotes 5 & 6)	1,480	(299)	1,181
Income before income taxes	22,796	(4,077)	18,719
Provision for income taxes (footnotes 13 & 14)	10,504	(179)	10,325
Net income	12,292	(3,898)	8,394
Other comprehensive income/(loss), net of tax:			
Foreign currency translation adjustments	(117)	(100)	(217)
Reclassification adjustment for gain on investment included in net income (footnote 6)	—	(109)	(109)
Comprehensive income	$ 12,175	$ (4,107)	$ 8,068
Basic earnings per share	$ 1.46	$ (0.46)	$ 1.00
Diluted earnings per share	$ 1.44	$ (0.46)	$ 0.98

The following table presents the effects of the adjustments on our previously issued Consolidated Statement of Income for the year ended December 31, 2003:

(In thousands, except per share amounts)	For the Year Ended December 31, 2003 As Previously Reported	Adjustments	As Restated
Total contract revenues (footnote 9)	$ 425,983	$ 778	$ 426,761
Cost of work performed (footnote 3)	364,879	824	365,703
Gross profit	61,104	(46)	61,058
Selling, general and administrative expenses (footnotes 1, 2, 4, 7 & 8)	54,743	595	55,338
Income from operations	6,361	(641)	5,720
Other income/(expense):			
Interest income	23	—	23
Interest expense (footnotes 1 & 8)	(806)	(594)	(1,400)
Other, net (footnote 5)	(658)	18	(640)
Income before income taxes	4,920	(1,217)	3,703
Provision for income taxes (footnotes 13 & 14)	2,854	1,649	4,503
Net income/(loss)	2,066	(2,866)	(800)
Other comprehensive income/(loss), net of tax —			
Foreign currency translation adjustments	(144)	(199)	(343)
Unrealized holding gain on investment (footnote 6)	—	37	37
Comprehensive income/(loss)	$ 1,922	$ (3,028)	$ (1,106)
Basic earnings/(loss) per share	$ 0.25	$ (0.35)	$ (0.10)
Diluted earnings/loss) per share	$ 0.25	$ (0.35)	$ (0.10)

The following table presents the effects of the adjustments on our previously issued Consolidated Balance Sheet as of December 31, 2004:

ASSETS *(In thousands)*	As of December 31, 2004 As Previously Reported	Adjustments	As Restated
Current Assets			
Cash and cash equivalents	$ 15,471	$ —	$ 15,471
Receivables, net	79,559	—	79,559
Unbilled revenues on contracts in progress	71,280	2,572	73,852
Prepaid expenses and other	12,941	(1,048)	11,893
Total current assets	179,251	1,524	180,775
Property, Plant and Equipment, net	17,879	1,134	19,013
Other Assets			
Goodwill and other intangible assets, net	8,947	—	8,947
Other assets	5,667	(27)	5,640
Long-term deferred tax asset	—	638	638
Total other assets	14,614	611	15,225
Total assets	$ 211,744	$ 3,269	$ 215,013
LIABILITIES AND SHAREHOLDERS' INVESTMENT			
Current Liabilities			
Accounts payable	$ 48,326	$ 397	$ 48,723
Accrued employee compensation (footnote 3)	27,278	4,318	31,596
Accrued insurance	9,180	578	9,758
Billings in excess of revenues on contracts in progress	9,705	—	9,705
Current deferred tax liability	11,145	812	11,957
Income taxes payable (footnotes 13 & 14)	—	4,464	4,464
Other accrued expenses & current liabilities (footnotes 1, 2 & 4)	13,484	7,464	20,948
Total current liabilities	119,118	18,033	137,151
Other Liabilities			
Commitments and contingencies	—	—	—
Other liabilities	6,094	(3,013)	3,081
Total liabilities	125,212	15,020	140,232
Shareholders' Investment			
Common Stock	8,910	—	8,910
Additional paid-in capital (1)	40,000	730	40,730
Retained earnings (2)	41,769	(12,481)	29,288
Unearned compensation	(65)	—	(65)
Accumulated other comprehensive loss — Cumulative currency translation adjustments	(1,129)	—	(1,129)
Less — Treasury shares	(2,953)	—	(2,953)
Total shareholders' investment	86,532	(11,751)	74,781
Total liabilities and shareholders' investment	$ 211,744	$ 3,269	$ 215,013

(1) Restatement adjustment relates to the windfall tax benefits associated with stock option exercises from 2002 through 2004. Of this adjustment, $493 related to 2004.

(2) See effect on opening retained earnings as of January 1, 2003 (shown in the table at the end of this Note 2), plus the 2003 and 2004 adjustments to net income (shown in the table at the beginning of this Note 2).

The following table presents the effects of the adjustments on our previously issued Consolidated Statement of Cash Flows for the year ended December 31, 2004:

	For the Year Ended December 31, 2004		
(In thousands)	As Previously Reported	Adjustments	As Restated
Cash Flows from Operating Activities			
Net income	$ 12,292	$ (3,898)	$ 8,394
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	4,604	315	4,919
Stock-based compensation expense	—	674	674
Tax benefit of stock compensation	—	493	493
Deferred income tax expense	7,950	(28)	7,922
Changes in assets and liabilities:			
Increase in receivables and contracts in progress	(31,194)	(1,794)	(32,988)
Increase in accounts payable and accrued expenses	36,633	5,461	42,094
Increase in other net assets	(1,364)	(1,650)	(3,014)
Total adjustments	16,629	3,471	20,100
Net cash provided by operating activities	28,921	(427)	28,494
Cash Flows from Investing Activities			
Additions to property, plant and equipment	(4,807)	752	(4,055)
Net cash used in investing activities	(4,807)	752	(4,055)
Cash Flows from Financing Activities			
Repayments of long-term debt	(13,481)	—	(13,481)
Payments for capital lease obligations	—	(325)	(325)
Decrease in book overdrafts	(6,022)	—	(6,022)
Proceeds from exercise of stock options	1,734	—	1,734
Net cash used in financing activities	(17,769)	(325)	(18,094)
Net increase in cash and cash equivalents	6,345	—	6,345
Cash and cash equivalents, beginning of year	9,126	—	9,126
Cash and cash equivalents, end of year	$ 15,471	$ —	$ 15,471
Supplemental Disclosures of Cash Flow Data			
Cash paid during the year for:			
Interest paid	$ 229	$ 54	$ 283
Income taxes paid	$ 2,557	$ —	$ 2,557
Supplemental Schedule of Non-Cash Investing and Financing Activities			
Vehicles & equipment acquired through capital lease obligations	$ —	$ 1,063	$ 1,063
Equipment acquired on credit	$ —	$ 516	$ 516

The following table presents the effects of the adjustments on our previously issued Consolidated Statement of Cash Flows for the year ended December 31, 2003:

	For the Year Ended December 31, 2003		
(In thousands)	As Previously Reported	Adjustments	As Restated
Cash Flows from Operating Activities			
Net income/(loss)	$ 2,066	$ (2,866)	$ (800)
Adjustments to reconcile net income/(loss) to net cash used in operating activities:			
Depreciation and amortization	4,902	179	5,081
Stock-based compensation expense	—	78	78
Tax benefit of stock compensation	—	33	33
Deferred income tax expense	3,975	(1,696)	2,279
Impairment of Energy Virtual Partners	770	—	770
Changes in assets and liabilities:			
Increase in receivables and contracts in progress	(18,684)	(778)	(19,462)
(Decrease)/increase in accounts payable and accrued expenses	(2,725)	3,641	916
Increase in other net assets	(5,138)	1,585	(3,553)
Total adjustments	(16,900)	3,042	(13,858)
Net cash used in operating activities	(14,834)	176	(14,658)
Cash Flows from Investing Activities			
Additions to property, plant and equipment	(4,787)	—	(4,787)
Net cash used in investing activities	(4,787)	—	(4,787)
Cash Flows from Financing Activities			
Proceeds from long-term debt	13,481	—	13,481
Payments for capital lease obligations	—	(176)	(176)
Increase in book overdrafts	6,022	—	6,022
Proceeds from exercise of stock options	49	—	49
Payments to acquire treasury stock	(690)	—	(690)
Net cash provided by financing activities	18,862	(176)	18,686
Net decrease in cash and cash equivalents	(759)	—	(759)
Cash and cash equivalents, beginning of year	9,885	—	9,885
Cash and cash equivalents, end of year	$ 9,126	$ —	$ 9,126
Supplemental Disclosures of Cash Flow Data			
Cash paid during the year for:			
Interest paid	$ 753	$ 36	$ 789
Income taxes paid	$ 4,826	$ —	$ 4,826
Supplemental Schedule of Non-Cash Investing and Financing Activities			
Vehicles & equipment acquired through capital lease obligations	$ —	$ 544	$ 544

These restatement adjustments had the following effects on our opening balances within shareholders' investment as of January 1, 2003:

	As Previously Reported	Adjustments	As Restated
Additional paid-in capital	$ 38,146	$ 203	$ 38,349
Retained earnings	$ 27,411	$ (5,717)	$ 21,694
Accumulated other comprehensive loss	$ (569)	$ 72	$ (497)
Total shareholders' investment	$ 71,419	$ (5,442)	$ 65,977

3. RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS 123R, which replaces SFAS 123 and supersedes APB 25, "Accounting for Stock Issued to Employees." SFAS 123R also amends SFAS 95, "Statement of Cash Flows," to require reporting of excess tax benefits from the exercises of stock-based compensation awards as a financing cash inflow rather than as an operating cash inflow. The Securities and Exchange Commission ("SEC") subsequently amended the effective date of SFAS 123R to be effective for the first interim period after December 31, 2005 for calendar year companies. SFAS 123R requires that the expense resulting from all share-based payment transactions be recognized in the financial statements. This statement applies to all awards granted after the required effective date, and shall not apply to awards granted in periods before the required effective date, except if prior awards are modified, repurchased or cancelled after the effective date. In March 2005, the SEC released SAB 107 to assist registrants in implementing SFAS 123R while enhancing the information that investors receive. The FASB has also issued interpretative guidance. We will adopt the provisions of SFAS 123R on January 1, 2006 and expect to use the modified prospective application method in our adoption of SFAS 123(R). SFAS 123R will not have a material impact on our financial statements since we have been recording our stock-based compensation expense under the fair value method in accordance with SFAS 123 since January 1, 2003.

In December 2004, the FASB issued SFAS 153 "Exchanges of Nonmonetary Assets — an Amendment of APB No. 29." APB 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of assets exchanged. The guidance in APB 29, however, included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions of this statement are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not expect the provisions of this statement will have any impact on our financial statements.

In December 2004, the FASB issued Staff Position No. ("FSP") 109-1, "Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004," and 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004." FSP 109-1 provides guidance on the application of SFAS 109, "Accounting for Income Taxes," to the provision within the American Jobs Creation Act of 2004 ("the Act") that provides a tax deduction on qualified production activities. FSP 109-2 provides for a special one-time tax benefit on the repatriation of certain foreign earnings to a U.S. taxpayer, provided certain criteria are met. Both FSP 109-1 and 109-2 were effective upon issuance. Neither of these provisions had any impact on our 2005 financial statements.

In March 2005, the FASB issued FIN 47, "Accounting for Conditional Asset Retirement Obligations." FIN 47 clarifies that the term "conditional asset retirement obligation" as used in SFAS 143, "Accounting for Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, FIN 47 clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the fair value of the liability can be reasonably estimated. This interpretation was effective for fiscal years ending after December 15, 2005. We adopted FIN 47 in the fourther quarter of 2005, and such adoption had no impact on our financial statements.

In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections, a replacement of APB No. 20 and FASB Statement No. 3." SFAS 154 requires, among other things, retrospective application, unless impracticable, to prior period financial statements for voluntary changes in accounting principles and changes required by an accounting pronouncement in the unusual circumstances in which the pronouncement does not include specific transition provisions. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets should be accounted for as a change in accounting estimate effected by a change in accounting principle. The guidance for reporting the correction of an error in previously issued financial statements and the change of an accounting estimate will not change from APB 20. SFAS 154 is effective for us beginning January 1, 2006. We do not expect the adoption of this standard will have a material impact on our financial statements.

In July 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes." FIN 48 provides guidance on the measurement, recognition, classification and disclosure of, as well as the interim period accounting for, uncertain tax positions. We will be required to adopt the provisions of FIN 48 effective January 1, 2007. We are currently evaluating the impact that FIN 48 will have on our financial statements.

4. CONTRACTS

Revenues and billings to date on contracts in progress at December 31, 2005 and 2004, were as follows (in millions):

	2005	2004
Revenues	$ 2,798	$ 2,170
Billings	(2,726)	(2,106)
Net unbilled revenue	$ 72	$ 64

Trade receivable balances totaling $4,837,000 and $5,752,000 at December 31, 2005 and 2004, respectively, relate to retainage provisions under long-term contracts which will be due upon completion of the contracts. Based on management's estimates, $4,089,000 and $3,946,000 of these retention balances at December 31, 2005 and 2004, respectively, were expected to be collected within one year of the balance sheet dates, and were therefore included in the receivables, net balances. The remaining retention balances reflect long-term assets, which were included in the other assets balances in our Consolidated Balance Sheets.

We had allowances for doubtful accounts totaling $746,000 and $683,000 as of December 31, 2005 and 2004, respectively. These allowance amounts reflect receivable balances for which collection is doubtful, and have been netted against the receivables balances shown in the Consolidated Balance Sheets.

Under certain circumstances, we may agree to provide new or additional engineering services to a client without a fully executed contract or change order. In these instances, although the costs of providing these services are expensed as incurred, the recognition of related contract revenues are delayed until the contracts and/or change orders have been fully executed by the clients, other suitable written project approvals are received from the clients, or until management determines that revenue recognition is appropriate based on the probability of client acceptance. Under this policy, we had not recognized potential future revenues estimated at $1.4 million and $2.0 million as of December 31, 2005 and 2004, respectively, for which the related costs had already been expensed as of these dates.

Within each of our operating segments, credit is granted to customers for the payment of services rendered. Although we have a diversified client base, a substantial portion of our receivables and net revenues on contracts in progress reflected in our Consolidated Balance Sheets is dependent upon U.S. federal and state government funding.

Federal government contracts are subject to the U.S. Federal Acquisition Regulations ("FAR"). These contracts and certain contracts with state and local agencies are subject to periodic routine audits, which generally are performed by the Defense Contract Audit Agency ("DCAA"). The DCAA audits our overhead rates, cost proposals, incurred government contract costs and internal control systems. During the course of its audits, the DCAA may question incurred costs if it believes we have accounted for such costs in a manner inconsistent with the requirements of the FAR or the U.S. Cost Accounting Standards, and may recommend that our U.S. government corporate administrative accounting officer disallow any such costs. Historically, we have not experienced significant disallowed costs as a result of these audits; however, management cannot provide assurance that future DCAA audits will not result in material disallowances of incurred costs.

Internationally, we conduct business in certain countries where the local political environment subjects our related trade receivables, due from subsidiaries of major oil companies, to lengthy collection delays. Based upon past experience with these clients, after giving effect to our related allowance for doubtful accounts balance at December 31, 2005, management believes that these receivable balances will be fully collectible.

5. BUSINESS SEGMENT INFORMATION

Our business segments reflect how management makes resource decisions and assesses its performance. Effective January 1, 2005, we have the following two reportable segments:

- Our Engineering segment provides a variety of design and related consulting services. Such services include program management, design-build, construction management, consulting, planning, surveying, mapping, geographic information systems, architectural and interior design, construction inspection, constructability reviews, site assessment and restoration, strategic regulatory analysis, regulatory compliance, and advanced management systems.

- Our Energy segment provides a full range of services for operating energy production facilities worldwide. These services range from complete outsourcing solutions to specific services such as training, personnel recruitment, pre-operations engineering, maintenance management systems, field operations and maintenance, procurement, and supply chain management. Many of these service offerings are enhanced by the utilization of this segment's Managed Services operating model as a service delivery method. Our Energy segment serves both major and smaller independent oil and gas producing companies, but does not pursue exploration opportunities for our own account or own any oil or natural gas reserves.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 1). We evaluate the performance of our segments primarily based on operating income before Corporate overhead allocations. Corporate overhead includes functional unit costs related to finance, legal, human resources, information technology and communications, and is allocated between our Engineering and Energy segments based on a three-part formula comprising revenues, assets and payroll.

MICHAEL BAKER CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following tables reflect the required disclosures for our reportable segments (in millions):

Total Contract Revenues/Income from Operations

	2005	Restated 2004	Restated 2003
Engineering			
Total contract revenues	$ 371.1	$ 343.3	$ 250.6
Income from operations pre-Corporate overhead	40.2	33.2	17.9
Less: Corporate overhead	(13.6)	(11.3)	(11.5)
Income from operations	26.6	21.9	6.4
Energy			
Total contract revenues	208.2	208.7	176.2
Income/(loss) from operations pre-Corporate overhead	(0.9)	2.7	4.7
Less: Corporate overhead	(5.1)	(4.7)	(4.0)
Income from operations	(6.0)	(2.0)	0.7
Total reportable segments			
Total contract revenues	579.3	552.0	426.8
Income from operations pre-Corporate overhead	39.3	35.9	22.6
Less: Corporate overhead	(18.7)	(16.0)	(15.5)
Income from operations	20.6	19.9	7.1
Other Corporate/Insurance expense	(3.7)	(1.0)	(1.4)
Total Company — Income from operations	$ 16.9	$ 18.9	$ 5.7

	2005	Restated 2004
Segment assets:		
Engineering	$ 116.6	$ 113.7
Energy	80.4	71.8
Subtotal — segments	197.0	185.5
Corporate/Insurance	28.5	29.5
Total	$ 225.5	$ 215.0

	2005	Restated 2004	Restated 2003
Capital expenditures:			
Engineering	$ 2.9	$ 3.4	$ 3.6
Energy	2.3	1.1	0.5
Subtotal — segments	5.2	4.5	4.1
Corporate	2.6	1.1	1.2
Total	$ 7.8	$ 5.6	$ 5.3

	2005	Restated 2004	Restated 2003
Depreciation and amortization expense:			
Engineering	**$ 2.0**	$ 2.3	$ 2.7
Energy	**1.3**	1.0	1.0
Subtotal — segments	**3.3**	3.3	3.7
Corporate	**1.8**	1.6	1.4
Total	**$ 5.1**	$ 4.9	$ 5.1

	2005	Restated 2004	Restated 2003
Interest expense:			
Engineering	**$ 0.1**	$ 0.1	$ 0.1
Energy	**1.4**	1.2	0.5
Subtotal — segments	**1.5**	1.3	0.6
Corporate	**—**	0.1	0.8
Total	**$ 1.5**	$ 1.4	$ 1.4

We have determined that intersegment revenues, equity in the net income of investees accounted for by the equity method, and the amount of investment in equity method investees, by segment, are immaterial for further disclosure in these financial statements.

Our enterprise-wide disclosures are as follows (in millions):

	2005	Restated 2004	Restated 2003
Total contract revenues by type of service:			
Engineering	**$ 371.1**	$ 343.3	$ 250.6
Operations & maintenance	**208.2**	208.7	176.2
Total	**$ 579.3**	$ 552.0	$ 426.8

	2005	Restated 2004	Restated 2003
Total contract revenues by geographic origin:			
Domestic	**$ 507.3**	$ 483.6	$ 371.4
Foreign	**72.0**	68.4	55.4
Total	**$ 579.3**	$ 552.0	$ 426.8

	2005	Restated 2004	Restated 2003
Total contract revenues by principal markets:			
United States government	**31.0%**	25.9%	16.6%
Various state governmental and quasi-governmental agencies	**26.3%**	30.2%	34.7%
Commercial, industrial and private clients	**42.7%**	43.9%	48.7%

Our business is substantially conducted in the United States. Contracts with various branches of the U.S. government accounted for 31%, 26% and 17% of our total contract revenues for the years ended December 31, 2005, 2004 and 2003, respectively. One customer in our Engineering segment, the Federal Emergency Management Agency ("FEMA"), accounted for approximately 20% and 15% of our total contract revenues in 2005 and 2004, respectively. No individual customer accounted for more than 10% of our total contract revenues in 2003. Long-lived assets are principally held in the United States; amounts held in other locations are immaterial.

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following (in thousands):

	2005	Restated 2004
Land	$ **486**	$ 486
Buildings and improvements	**5,531**	5,434
Furniture, fixtures, and office equipment	**11,232**	9,789
Equipment and vehicles	**2,275**	2,524
Computer hardware	**12,398**	12,507
Computer software	**19,521**	16,589
Leasehold improvements	**5,092**	4,341
Equipment and vehicles under capital lease	**2,410**	1,813
Total, at cost	**58,945**	53,483
Less — Accumulated depreciation and amortization	**(37,140)**	(34,470)
Net property, plant and equipment	$ **21,805**	$ 19,013

Depreciation expense was $4,215,000, $4,254,000 and $4,616,000 for the years ended December 31, 2005, 2004 and 2003, respectively. The majority of our vehicles are leased and are accounted for as operating leases; however, certain of these vehicle leases are accounted for as capital leases. Assets under capital lease in the above table primarily represent vehicles leased by the Company. These assets are being amortized over the shorter of the lease term or the estimated useful life of the asset. Amortization expense related to capital leases was $592,000, $379,000 and 179,000 for the years 2005, 2004 and 2003 respectively. As of December 31, 2005 and 2004, the Company has recorded $1,022,000 and $507,000 in accumulated amortization for assets under capital lease.

7. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets consist of the following (in thousands):

	2005	2004
Goodwill:		
Engineering	$ **1,006**	$ 1,006
Energy	**7,465**	7,465
Total goodwill	**8,471**	8,471
Other intangible assets, net of accumulated amortization of $1,810 and $1,524, respectively	**190**	476
Goodwill and other intangible assets, net	$ **8,661**	$ 8,947

Under SFAS 142, our goodwill balance is not being amortized and goodwill impairment tests are being performed at least annually. We completed our most recent annual impairment review during the second quarter of 2005, and no impairment charge was required. Similarly, no goodwill impairment charges were recorded in 2004 or 2003.

Amortization expense recorded on the other intangible assets balance was $286,000 in each of 2005, 2004 and 2003. Future amortization expense of the remaining balance will be $190,000 for the year ending December 31, 2006.

8. LONG-TERM DEBT AND BORROWING AGREEMENTS

In September 2004, we amended and restated our unsecured credit agreement (the "Agreement") with a consortium of financial institutions. The Agreement provides for a commitment of $60 million through September 17, 2008. The commitment includes the sum of the principal amount of revolving credit loans outstanding and the aggregate face value of outstanding letters of credit. As of December 31, 2005 and 2004, there were no borrowings outstanding under the Agreement; however, outstanding letters of credit totaled $7.0 million and $7.1 million as of these dates, respectively.

The Agreement provides for us to borrow at the bank's prime interest rate or at LIBOR plus an applicable margin determined by our leverage ratio (based on a measure of EBITDA to indebtedness). The Agreement also requires us to meet minimum equity, leverage, interest and rent coverage, and current ratio covenants. If any of these financial covenants or certain other conditions of borrowing are not achieved, under certain circumstances, after a cure period, the banks may demand the repayment of all borrowings outstanding and/or require deposits to cover the outstanding letters of credit. Under the Agreement, we pay bank commitment fees of 3/8% per year based on the unused portion of the commitment.

In connection with the restatement of our consolidated financial statements through March 31, 2005, we did not timely file our quarterly reports on Form 10-Q for the second and third quarters of 2005 and the first quarter of 2006, or our annual report on Form 10-K for the year ended December 31, 2005, with the SEC. As a result, several covenant violations related to the timing of our financial reporting occurred under the Agreement. The lenders have waived these violations by allowing us to file our Forms 10-Q for the quarters ended June 30, 2005 and September 30, 2005, our Form 10-K for the year ended December 31, 2005, and our Form 10-Q for the quarter ended March 31, 2006, with the SEC by August 15, 2006. We expect to complete all of these past due filings by August 15, 2006.

Furthermore, we did not meet the SEC's filing deadline related to our Form 10-Q for the second quarter of 2006. Accordingly, our lenders have also waived the resulting covenant violation related to the timing of this filing by allowing us to file such Form 10-Q by September 30, 2006. We currently expect to be able to file our Form 10-Q for the second quarter of 2006 by September 30, 2006. Beginning with our Form 10-Q filing for the third quarter of 2006, we currently expect to complete our quarterly and annual SEC filings within the SEC's filing deadlines.

The average daily balance outstanding when we were in a borrowed position was $1,983,000 and $6,757,000 at weighted-average interest rates of 4.15% and 3.29% for 2005 and 2004, respectively. The proceeds from these borrowings under the Agreement were used to meet various working capital requirements.

9. CAPITAL STOCK

In 1996, our Board of Directors authorized the repurchase of up to 500,000 shares of our Common Stock in the open market. In 2003, the Board of Directors authorized an additional repurchase of up to 500,000 shares for a total authorization of 1,000,000 shares. During 2003, we repurchased 80,400 treasury shares at an average market price of $8.58 per share (based on market prices ranging from $7.90 to $8.81 per share) for a total cost of $690,000. We made no treasury share repurchases during 2004. During the second and third quarters of 2005, we repurchased 104,300 treasury shares at an average market price of $17.11 per share (based on market prices ranging from $16.35 to $18.56 per share) for a total cost of $1,808,000. As of December 31, 2005, 520,319 treasury shares had been repurchased under our Board's authorizations.

As of December 31, 2005, the difference between the number of treasury shares repurchased under these authorizations and the number of treasury shares listed on the consolidated balance sheets relates to an exchange of Series B Common Stock for 23,452 Common shares which occurred during the first quarter of 2002. The remaining difference relates to 1,330 shares issued to employees as bonus share awards in the late 1990s.

Our monthly share repurchases for the year ended December 31, 2005 were as follows:

	(a)	(b)	(c)	(d)
Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchase as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares That May yet be Purchased Under the Plans or Programs
June 1, 2005-June 30, 2005	89,100	$17.11	89,100	$494,881
July 1, 2005-July 31, 2005	15,200	$18.32	15,200	$479,681

Under the Agreement (which became effective in September 2004), our treasury share repurchases cannot exceed $5 million during the four-year term of the Agreement.

Our Articles of Incorporation authorize the issuance of 6,000,000 shares of Series B Common Stock, par value $1 per share, which would entitle the holders thereof to ten votes per share on all matters submitted for shareholder votes. At December 31, 2005 and 2004, there were no shares of such Series B Stock outstanding. We have no plans of issuing any Series B Common Stock in the near future. Our Articles of Incorporation also authorize the issuance of 300,000 shares of Cumulative Preferred Stock, par value $1 per share. At December 31, 2005 and 2004, there were no shares of such Preferred Stock outstanding.

10. RIGHTS AGREEMENT

In 1999, our Board of Directors adopted a Rights Agreement (the "Rights Agreement"). In connection with the Rights Agreement, we declared a distribution of one Right (a "Right") for each outstanding share of Common Stock to shareholders of record at the close of business on November 30, 1999. The Rights will become exercisable after a person or group has acquired 25% or more of our outstanding Common Stock or has announced a tender offer that would result in the acquisition of 25% or more of our outstanding Common Stock. The Board of Directors has the option to redeem the Rights for $0.001 per Right prior to their becoming exercisable. The Rights will expire on November 16, 2009, unless they are earlier exchanged or redeemed.

Assuming the Rights have not been redeemed, after a person or group has acquired 25% or more of our outstanding Common Stock, each Right (other than those owned by a holder of 25% or more of the Common Stock) will entitle its holder to purchase, at the Right's then current exercise price, a number of shares of our Common Stock having a value equal to two times the exercise price of the Rights. In addition, at any time after the Rights become exercisable and prior to the acquisition by the acquiring party of 50% or more of the outstanding Common Stock, our Board of Directors may exchange the Rights (other than those owned by the acquiring person or its affiliates) for our Common Stock at an exchange ratio of one share of Common Stock per Right.

11. LEASE COMMITMENTS

Our non-cancelable leases relate to office space, computer hardware and software, office equipment and vehicles with lease terms ranging from 1 to 10 years. Future annual minimum lease payments under non-cancelable capital and operating leases as of December 31, 2005 were as follows (in thousands):

Fiscal Year	Capital Lease Obligations	Operating Lease Obligations	Total
2006	$ 814	$15,130	$15,944
2007	639	13,673	14,312
2008	244	11,231	11,474
2009	29	9,120	9,149
2010	—	5,250	5,250
Thereafter	—	11,334	11,334
Total	$1,726	$65,738	$67,463

Rent expense under non-cancelable operating leases was $16,590,000 in 2005, $15,265,000 in 2004, and $12,285,000 in 2003.

12. INCOME TAXES

The components of income/(loss) before income taxes are as follows (in thousands):

	2005	Restated 2004	Restated 2003
Domestic	**$ 18,561**	$ 18,868	$ 3,752
Foreign	**(3,444)**	(149)	(49)
Total	**$ 15,117**	$ 18,719	$ 3,703

The income tax provision consists of the following (in thousands):

	2005	Restated 2004	Restated 2003
Current income taxes:			
U.S. federal*	$ **4,173**	$ 127	$ (488)
Foreign	**2,625**	2,121	2,367
State	**525**	155	345
Total current income tax provision/(benefit)	**7,323**	2,403	2,224
Deferred income taxes:			
U.S. federal*	**2,291**	7,118	2,281
Foreign	**165**	369	86
State	**287**	435	(88)
Total deferred income tax provision/(benefit)	$ **2,743**	$ 7,922	$ 2,279
Total provision for income taxes	$ **10,066**	$ 10,325	$ 4,503

* Includes U.S. taxes related to foreign income.

As a result of additional tax deductions related to vested restricted stock grants and stock option exercises, tax benefits have been recognized as contributed capital for the years ended December 31, 2005, 2004 and 2003 in the amounts of $140,000, $493,000, and $33,000, respectively.

The following is a reconciliation of income taxes computed at the Federal statutory rate to income tax expense recorded (in thousands):

	2005	Restated 2004	Restated 2003
Computed income taxes at U.S. federal statutory rate	$ **5,291**	$ 6,552	$ 1,296
Taxes on foreign income and losses	**3,189**	1,323	1,465
Taxes on foreign deemed profits	**806**	1,219	1,005
Foreign earnings indefinitely reinvested	**(947)**	—	—
Deferred tax on foreign earnings not indefinitely reinvested	**225**	326	91
State income taxes, net of federal income tax benefit	**812**	591	110
Permanent differences	**646**	499	375
Change in valuation allowance, federal	**—**	(123)	182
Other	**44**	(62)	(21)
Total provision for income taxes	$ **10,066**	$ 10,325	$ 4,503

The components of our deferred income tax assets and liabilities at December 31, 2005 and 2004 are as follows (in thousands):

	2005	Restated 2004
Deferred income tax assets:		
Accruals not currently deductible for tax purposes	**$ 9,699**	$ 8,224
Billings in excess of revenues	**10,528**	8,982
Tax loss carryforwards	**6,948**	9,216
Charitable contribution carryforward	**—**	123
All other items	**70**	—
Gross deferred tax assets	**27,245**	26,545
Valuation allowance for deferred tax assets	**(6,150)**	(6,227)
Net deferred tax assets	**21,095**	20,318
Deferred income tax liabilities:		
Unbilled revenues	**(31,653)**	(27,714)
Undistributed foreign earnings	**(1,624)**	(2,351)
Fixed and intangible assets	**(1,771)**	(1,437)
All other items	**—**	(135)
Gross deferred tax liabilities	**(35,048)**	(31,637)
Net deferred tax liabilities	**(13,953)**	(11,319)

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, we believe it is more likely than not that we will realize the benefits of these deductible differences at December 31, 2005. We have provided valuation allowances against gross deferred tax assets related primarily to state and foreign net operating losses. The amount of the deferred tax asset considered realizable could be reduced in the future if estimates of future taxable income during the carryforward period are reduced.

We have state net operating loss ("NOL") carryforwards with an aggregate tax benefit of $3,253,000, which expire from 2009 to 2025. A valuation allowance of $2,274,000 has been established for these deferred tax assets. In addition, certain of our foreign subsidiaries have NOL carryforwards aggregating $3,570,000, which expire in varying amounts starting in 2006; some of these last indefinitely. A full valuation allowance of $3,570,000 has been established for the foreign NOL carryforwards. We have also recorded a valuation allowance of $306,000 against other foreign deferred tax assets.

We have federal unused capital losses totaling $125,000 as of December 31, 2005, which are available to offset future capital gains. These carryforwards will expire in 2008. A full valuation allowance of $125,000 has been established for these deferred tax assets.

During 2005, we made a decision to indefinitely reinvest all earnings from our Venezuelan subsidiary. As of December 31, 2005, the cumulative amount of foreign undistributed net earnings related to our Venezuelan subsidiary, for which no deferred taxes have been provided, was $2,688,000. The decision to indefinitely reinvest these earnings resulted in a $947,000 U.S. tax benefit in 2005, since U.S. taxes had previously been provided on these earnings.

We have certain other non-U.S. subsidiaries for which U.S. taxes have been provided to the extent that a U.S. tax liability could arise upon any remittance of earnings from the non-U.S. subsidiaries. As of December 31, 2005, we provided $1,624,000 of U.S. taxes attributable to the undistributed earnings of non-U.S. subsidiaries. Upon any actual remittance of such earnings, certain countries may impose withholding taxes that, subject to certain limitations, would then be available for use as credits against any U.S. tax liability in that period.

The American Jobs Creation Act of 2004 created a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing for an 85% dividends-received deduction for certain dividends from controlled corporations. After evaluating its effects, we did not utilize this provision during 2005.

The Internal Revenue Service was in the process of auditing our 2002 consolidated U.S. income tax return as of December 31, 2005. During 2002, the Internal Revenue Service completed an examination of our 1998 U.S. income tax return and made no adjustments. Our 2003 and 2004 U.S. income tax returns remained subject to audit as of December 31, 2005. Management believes that adequate provisions have been made for income taxes at December 31, 2005.

13. COMMITMENTS & CONTINGENCIES

We currently believe that amounts recorded for certain tax exposures identified through our restatement process may ultimately either be recoverable from clients or may otherwise be reduced. Actual payments could differ from amounts estimated due to the assessment of certain indirect tax obligations by tax authorities to our clients in situations where we had the obligation to charge the client for these taxes, collect the tax and remit it to the tax authorities, or our successful negotiation of tax penalties and interest at less than full statutory rates in situations where such penalty and interest obligations have been estimated and accrued at full statutory rates based on the best information currently available. Based on information currently available, these exposures have been determined to reflect probable liabilities. However, depending on the outcome of future negotiations and discussions with clients and tax authorities, subsequent conclusions may be reached which indicate that portions of these additional tax exposures may not require payment and therefore changes in our estimates could be necessary in future periods. This could result in favorable effects on our income statements in future periods.

Insurance coverage is obtained for catastrophic exposures as well as those risks required to be insured by law or contract. We require our insurers to meet certain minimum financial ratings at the time the coverages are placed; however, insurance recoveries remain subject to the risk that the insurer will be financially able to pay the claims as they arise. We are insured with respect to our workers' compensation and general liability exposures subject to deductibles or self-insured retentions. Loss provisions for these exposures are recorded based upon our estimates of the aggregate liability for claims incurred. Such estimates utilize certain actuarial assumptions followed in the insurance industry.

We are self-insured for our primary layer of professional liability insurance through a wholly-owned captive insurance subsidiary. The secondary layer of the professional liability insurance continues to be provided, consistent with industry practice, under a "claims-made" insurance policy placed with an independent insurance company. Under claims-made policies, coverage must be in effect when a claim is made. This insurance is subject to standard exclusions.

We rely on qualified actuaries to assist us in determining the level of reserves to establish for both insurance-related claims that are known and have been asserted against us as well as for insurance-related claims that are believed to have been incurred based on actuarial analysis, but have not yet been reported to our claims administrators as of the respective balance sheet dates. We include any adjustments to such insurance reserves in our consolidated results of operations.

Our professional liability insurance coverage had been placed on a claims-made basis with Reliance Insurance Group ("Reliance") for the period July 1, 1994 through June 30, 1999. In 2001, the Pennsylvania Insurance Commissioner placed Reliance into liquidation. We remain uncertain at this time what effect this action will have on our recoveries with respect to claims made against us or our subsidiaries when Reliance coverage was in effect. A wholly-owned subsidiary of ours was subject to one substantial claim which fell within the Reliance coverage period. This claim was settled in the amount of $2.5 million, and payment was made by us in 2003. Due to the liquidation of Reliance, we are currently uncertain what amounts paid to settle this claim will be recoverable under the insurance policy with Reliance. We are pursuing a claim in the Reliance liquidation and believe that some recovery will result from the liquidation, but the amount of such recovery cannot currently be estimated. We had no related receivables recorded from Reliance as of December 31, 2005 and 2004.

We have been named as a defendant or co-defendant in other legal proceedings wherein substantial damages are claimed. Such proceedings are not uncommon to our business. After consultations with counsel, management believes that we have recognized adequate provisions for probable and reasonably estimable liabilities associated with these proceedings, and that their ultimate resolutions will not have a material impact on our consolidated financial statements.

At December 31, 2005, we had certain guarantees and indemnifications outstanding which could result in future payments to third parties. These guarantees generally result from the conduct of our business in the normal course. Our outstanding guarantees at December 31, 2005 were as follows:

(Dollars in millions)	Maximum Undiscounted Future Payments	Related Liability Balance Recorded at 12/31/05
Standby letters of credit:		
Insurance related	$ 6.8	$ 6.8
Other	0.2	—
Sale of certain construction assets (see Note 17)	$ 0.6	$ 0.6

Our banks issue standby letters of credit ("LOCs") on our behalf under the Agreement as discussed more fully in Note 8 above. As of December 31, 2005, most of our outstanding LOC amount was issued to an insurance company to serve as collateral for payments the insurer is required to make under certain of our self-insurance programs. This LOC may be drawn upon in the event that we do not reimburse the insurance company for claims payments made on our behalf. Such LOC renews automatically on an annual basis unless either the LOC is returned to the bank by the beneficiary or our banks elect not to renew it.

The liability associated with the insurance-related letters of credit reflects the claims payments for which we expect to reimburse the insurance company (subsequent to their payments of these claims) in order to avoid the insurance company's need to draw on the letter of credit. This liability is included as accrued insurance in our Consolidated Balance Sheet.

14. EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

We maintain a defined contribution retirement program through our ESOP, in which substantially all employees are eligible to participate. The ESOP offers participants several investment options, including a variety of mutual funds and Company stock. Contributions to the ESOP are derived from a 401(k) Salary Redirection Program with a Company matching contribution, and a discretionary contribution as determined by our Board of Directors. Under the 401(k) Salary Redirection Program, we revised our matching contribution percentage effective January 1, 2004 to match up to 100% of the first 3% and 50% of the next full 3% of eligible salary contributed, thereby resulting in a Company match of as much as 4.5% of eligible salary contributed. Previously, we matched 100% of the first 5% and 50% of the next full 1% of eligible salary contributed by participants. Our matching contributions are invested not less than 25% in our Common Stock, with the remaining 75% being available to invest in mutual funds or our Common Stock, as directed by the participants. Our required cash contributions under this program amounted to $5,349,000, $5,006,000 and $6,341,000 in 2005, 2004 and 2003, respectively. An additional discretionary employer contribution of $1,500,000 for 2004 was approved by our Board of Directors in February 2005, and accrued as of December 31, 2004. No discretionary employer contributions were approved by our Board of Directors in either 2005 or 2003.

As of December 31, 2005, the market value of all ESOP investments was $191,000,000, of which 23% represented the market value of the ESOP's investment in our Common Stock. Our ESOP held 20% of both the shares and voting power of our outstanding Common Stock at December 31, 2005.

15. STOCK OPTION PLANS

As of December 31, 2005, we had two fixed stock option plans. Under the 1995 Stock Incentive Plan (the "Plan"), we were authorized to grant options for an aggregate of 1,500,000 shares of Common Stock to key employees through December 14, 2004. Under the amended 1996 Non-employee Directors' Stock Incentive Plan (the "Directors' Plan"), we may grant options and restricted shares for an aggregate of 400,000 shares of Common Stock to non-employee board members through February 18, 2014. The Directors Plan was amended by a vote at the annual meeting of shareholders in April 2004 to increase the number of shares available for grant to 400,000 from 150,000 shares. Under both plans, the exercise price of each option equals the average market price of our stock on the date of grant. Unless otherwise established, one-fourth of the options granted to key employees became immediately vested and the remaining three-fourths vested in equal annual increments over three years under the now expired Plan, while the options under the Directors' Plan become fully vested on the date of grant. Vested options remain exercisable for a period of ten years from the grant date under both plans.

Under the Directors' Plan, each non-employee director was issued 1,500 restricted shares of Common Stock in 2005 and 1,000 restricted shares in 2004 and 2003, for totals of 12,000 shares in 2005 and 7,000 in 2004 and 2003. We recognized compensation expense totaling $135,000, $63,000 and $20,000 related to the issuance of these restricted shares in 2005, 2004 and 2003, respectively. Restrictions on the shares expire two years after the issue date.

The following table summarizes all stock option activity for both plans in 2005, 2004 and 2003:

	Shares Subject to Option	Weighted Average, Exercise Price per Share
Balance at January 1, 2003	**629,854**	**$ 10.34**
Options granted	14,000	8.55
Options exercised	(9,875)	4.94
Options forfeited or expired	(9,698)	14.47
Balance at December 31, 2003	**624,281**	**$ 10.32**
Options granted	14,000	12.63
Options exercised	(192,136)	7.88
Options forfeited or expired	—	—
Balance at December 31, 2004	**446,145**	**$ 11.44**
Options granted	16,000	20.16
Options exercised	(43,015)	13.39
Options forfeited or expired	—	—
Balance at December 31, 2005	**419,130**	**$ 11.57**

The weighted average fair value of options granted during 2005, 2004 and 2003 was $6.71, $6.59 and $3.99, respectively. As of December 31, 2005, no shares of our Common Stock remained available for future grant under the expired Plan, while 228,000 shares were available for future grant under the Directors' Plan.

The following table summarizes information about stock options outstanding under both plans as of December 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Average Life*	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$4.8125 - $9.0000	120,315	4.1	$ 6.93	120,315	$ 6.93
$9.5313 - $12.850	137,549	3.3	10.40	53,210	10.84
$15.035 - $20.160	161,266	6.5	16.02	161,266	16.02
Total	419,130	4.8	$11.57	334,791	$11.93

* *Average life remaining in years*

The number of options exercisable under both plans as of December 31, 2004 and 2003 was 318,030 and 430,504, respectively.

The fair value of options on the respective grant dates was estimated using a Black-Scholes option pricing model, based on the following assumptions:

	2005	2004	2003
Weighted average risk-free interest rate	**5.4%**	5.5%	5.5%
Weighted average expected volatility	**44.5%**	45.4%	40.6%
Expected option life	**6 years**	6 years	6 years
Expected dividend yield	**0%**	0%	0%

16. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the two years ended December 31, 2005 (in thousands, except per share information):

	2005 — Three Months Ended			
	Restated Mar. 31	June 30	Sept. 30	Dec. 31
Total contract revenues	$ 144,195	$ 142,765	$ 148,733	$ 143,585
Gross profit	22,375	18,645	20,838	21,537
Income before income taxes	6,632	1,918	3,543	3,024
Net income	2,855	42	1,340	814
Diluted earnings per common share	$ 0.33	$ 0.00	$ 0.15	$ 0.10

	2004 — Three Months Ended			
	Restated Mar. 31	Restated June 30	Restated Sept. 30	Restated Dec. 31*
Total contract revenues	$ 125,328	$ 130,926	$ 140,975	$ 154,817
Gross profit	20,778	23,996	21,992	19,679
Income before income taxes	4,429	5,145	4,813	4,332
Net income	1,835	2,364	1,891	2,304
Diluted earnings per common share	$ 0.22	$ 0.28	$ 0.22	$ 0.26

* Includes pre-tax expense totaling $1.5 million for a discretionary employer contribution to our 401(k) program (see Note 14).

	2005 — Three Months Ended
	As Originally Reported Mar. 31
Total contract revenues	$ 143,963
Gross profit	22,917
Income before income taxes	5,959
Net income	3,456
Diluted earnings per common share	$ 0.40

	2004 — Three Months Ended			
	As Originally Reported Mar. 31	As Originally Reported June 30	As Originally Reported Sept. 30	As Originally Reported Dec. 31*
Total contract revenues	$ 125,005	$ 130,603	$ 140,652	$ 154,492
Gross profit	20,941	23,990	21,986	19,271
Income before income taxes	5,845	6,342	5,969	4,639
Net income	3,098	3,605	3,283	2,305
Diluted earnings per common share	$ 0.37	$ 0.42	$ 0.38	$ 0.27

* Includes pre-tax expense totaling $1.5 million for a discretionary employer contribution to our 401(k) program (see Note 14).

17. SUBSEQUENT EVENTS

On April 6, 2006, we purchased the stock of Buck Engineering, P.C. (Buck), a North Carolina-based planning and environmental engineering firm. Buck had 2005 revenues of approximately $13 million and approximately 60 employees at the time of our acquisition. The acquisition was accounted for under the purchase method in accordance with SFAS 141, "Business Combinations," and in accordance therewith, the total purchase price of approximately $10.6 million was allocated to the assets acquired and liabilities assumed based upon their estimated fair values. This acquisition had no effect on our consolidated financial statements as of and for the year ended December 31, 2005.

During 2000, we sold certain assets associated with our former heavy & highway construction business to A&L, Inc. In October 2003, A&L filed a lawsuit against us alleging misrepresentation and breach of warranty in connection with the asset sale. In March 2006, a settlement was reached under which all claims were released by both parties. The settlement called for our payment of $625,000 to A&L, as well as our forgiveness of certain receivables totaling $850,000, for which we had previously recorded reserves totaling $600,000. These adjustments increased our Corporate overhead (which is allocated between the Engineering and Energy segments) and reduced pre-tax income by $0.9 million in the second quarter of 2005.

During the second quarter of 2006, we became aware of new information related to a partially insured professional liability insurance claim. After consideration of this new information, we determined that our self-insurance reserve related to this claim should be increased by $1.25 million. Such adjustment reduced our pre-tax income by $1.25 million in the second quarter of 2005.

MANAGEMENT'S REPORT TO SHAREHOLDERS ON ITS RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management of Michael Baker Corporation is responsible for preparing the accompanying consolidated financial statements and for ensuring their integrity and objectivity. These financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and fairly represent the transactions and financial position of the Company. The financial statements include amounts that are based on management's best estimates and judgments.

The Company's 2005 financial statements have been audited by Deloitte & Touche LLP, independent registered public accountants, as selected by the Audit Committee. Management has made available to Deloitte & Touche LLP all the Company's financial records and related data, as well as the minutes of shareholders' and directors' meetings. The Company's 2004 and 2003 financial statements were audited by PricewaterhouseCoopers LLP, independent registered public accountants.

The Audit Committee is composed of directors who are not officers or employees of the Company. It meets regularly with members of management, the internal auditors and the independent registered public accountants to discuss the adequacy of the Company's internal control over financial reporting, its financial statements, and the nature, extent and results of the audit effort. Both the internal auditors and the independent registered public accountants have free and direct access to the Audit Committee without the presence of management.

/s/ Donald P. Fusilli, Jr.

Donald P. Fusilli, Jr.
President and Chief Executive Officer

/s/ William P. Mooney

William P. Mooney
Executive Vice President and Chief Financial Officer

/s/ Craig O. Stuver

Craig O. Stuver
Senior Vice President, Corporate Controller and Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Michael Baker Corporation

We have audited the accompanying consolidated balance sheet of Michael Baker Corporation and subsidiaries (the "Company") as of December 31, 2005, and the related consolidated statements of income, shareholders' investment, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Michael Baker Corporation and subsidiaries as of December 31, 2005, and the results of their operations, and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 15, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of material weaknesses.

/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania
August 15, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
of Michael Baker Corporation:

In our opinion, the consolidated balance sheet as of December 31, 2004 and the related consolidated statements of income, shareholders' investment and cash flows for each of the two years in the period ended December 31, 2004 present fairly, in all material respects, the financial position of Michael Baker Corporation and its subsidiaries at December 31, 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, the Company restated the consolidated financial statements as of and for the years ended December 31, 2004 and 2003.

/s/ PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
March 15, 2005, except for Note 2,
as to which the date is August 15, 2006

SUPPLEMENTAL FINANCIAL INFORMATION

Market Information — Common Shares

The principal market on which our Common Stock is traded is the American Stock Exchange. High and low closing prices of our Common Stock for each quarter during 2005 and 2004 were as follows:

	2005				2004			
	Fourth	Third	Second	First	Fourth	Third	Second	First
High	$27.00	$27.60	$22.95	$24.55	$20.02	$16.60	$15.60	$12.70
Low	22.19	18.00	16.32	18.00	15.60	13.22	11.95	10.16

Exhibit 31.1

I, Donald P. Fusilli, Jr., certify that:

1. I have reviewed this report on Form 10-K of Michael Baker Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Donald P. Fusilli, Jr.
President and Chief Executive Officer

Date: 8/15/06

Exhibit 31.2

I, William P. Mooney, certify that:

1. I have reviewed this report on Form 10-K of Michael Baker Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ William P. Mooney
Executive Vice President and Chief Financial Officer

Date: 8/15/06

ADDITIONAL CERTIFICATIONS

Pursuant to 18 U.S.C. Section 1350, the undersigned officer of Michael Baker Corporation (the "Company"), hereby certifies that the Company's Annual Report on Form 10-K for the year ended December 31, 2005 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Donald P. Fusilli, Jr.

Donald P. Fusilli, Jr.
President and Chief Executive Officer

Date: August 15, 2006

Pursuant to 18 U.S.C. Section 1350, the undersigned officer of Michael Baker Corporation (the "Company"), hereby certifies that the Company's Annual Report on Form 10-K for the year ended December 31, 2005 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ William P. Mooney

William P. Mooney
Executive Vice President and
Chief Financial Officer

Date: August 15, 2006

These additional certifications are being furnished solely pursuant to 18 U.S.C. Section 1350, and are not being filed as part of the Report or as a separate disclosure document.

Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Michael Baker Corporation

We have audited the consolidated financial statements of Michael Baker Corporation and subsidiaries (the "Company") as of and for the year ended December 31, 2005, management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, and the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, and have issued our reports thereon dated August 15, 2006, (which reports express an unqualified opinion on the consolidated financial statements and management's assessment on the effectiveness of internal control and an adverse opinion on the effectiveness of the Company's internal control over financial reporting due to material weaknesses as of December 31, 2005); such consolidated financial statements and reports are included in your 2005 Annual Report to Shareholders and are incorporated herein by reference. Our audit also included the consolidated financial statement schedule of the Company for the year ended December 31, 2005 listed in Item 15. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit. In our opinion, such consolidated financial statement schedule for the year ended December 31, 2005, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania
August 15, 2006

Exhibit 99.2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENT SCHEDULE

To the Shareholders and Board of Directors of
Michael Baker Corporation:

Our audit of the consolidated balance sheet as of December 31, 2004 and the related consolidated statements of income, shareholders' investment and cash flows for each of the two years in the period ended December 31, 2004 referred to in our report dated March 15, 2005, except for Note 2, as to which the date is August 15, 2006 appearing in Exhibit 13.1 (which report and consolidated financial statements are incorporated by reference in this Annual Report on Form 10-K) also included an audit of the financial statement schedule listed in Item 15(a)(2) of this Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

As discussed in Note 2, the Company restated the consolidated financial statements as of and for the years ended December 31, 2004 and 2003.

/s/ PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
March 15, 2005, except for Note 2,
as to which the date is August 15, 2006

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Shareholder Information

ANNUAL MEETING

Baker's Annual Meeting will be held at
10:00 a.m. EST, Wednesday, November 29, 2006,
at the:

Doubletree Hotel Pittsburgh Airport
8402 University Blvd.
Moon Township, PA 15108
412.329.1410

INVESTOR RELATIONS

Investors or analysts with questions about the company should contact:

William P. Mooney
Executive Vice President
and Chief Financial Officer
412.269.6453

or

David G. Higie
Vice President, Corporate Communications
and Investor Relations
412.269.6449

FOR ADDITIONAL SHAREHOLDER INFORMATION

Office of the Secretary
Michael Baker Corporation
Airside Business Park
100 Airside Drive
Moon Township, PA 15108

Access our reports electronically at:
www.mbakercorp.com
Click "for Investors" then click "Annual Reports"

REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222

OUTSIDE COUNSEL

Reed Smith LLP
435 Sixth Avenue
Pittsburgh, PA 15219

TRANSFER AGENT

American Stock Transfer
59 Maiden Lane
Plaza Level
New York, NY 10038
800.937.5449
718.921.8200
www.amstock.com


Baker

ChallengeUs.

MICHAEL BAKER CORPORATION
Airside Business Park
100 Airside Drive
Moon Township, PA 15108
412.269.6300
www.mbakercorp.com